T H E
TIMOTHY
P L A N®

Semi-
Annual Report
JUNE 30, 2002

Timothy Plan
Aggressive Growth Fund

Timothy Plan
Large/Mid-Cap Growth Fund

Timothy Plan
Small-Cap Value Fund

Timothy Plan
Large/Mid-Cap Value Fund

Timothy Plan
Fixed-Income Fund

Timothy Plan
Money Market Fund

Timothy Plan
Strategic Growth Fund

Timothy Plan
Conservative Growth Fund

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ARTHUR D. ALLY

Dear Timothy Plan Shareholder:

I do not think I have to tell most of you that the markets have been extremely volatile so far this year. The media has been on a feeding frenzy that has been hard to miss. There is no question that a relatively small handful of very visible companies have been caught with their top executives' collective "hands in the till" which, tragically led to very real financial losses for their shareholders.

Nevertheless, we believe, along with all of our money managers, that the infrastructure in America is still sound. Although these scandals have caused a negative pall to hang over the market, most of our funds have performed fairly well considering the environment. As you can see from the enclosed data, all but one of our funds are out-performing their respective indexes. We are never pleased with negative returns but we do know that we will occasionally have to endure negative periods in the market. It is for this reason that preservation of capital is our number one priority.

While the current level of volatility could certainly continue through the third quarter and even perhaps beyond, we truly believe that we are at or near a market bottom. If I believe it makes sense to commit new money at these levels, and I do, then it follows that existing money should also stay the course. If history means anything, and I believe it does, then current and new investors should be happy with their investment results a year or so from now.

I have been asked repeatedly whether our moral screens helped us escape ownership in some of the scandal scarred companies. Although I believe where there's smoke there's fire and although most of those companies you have been reading about are on our screen list and, therefore, we did not own them, I still cannot say definitively that there is any direct link. That question does pose another thought: i.e., why would we think that a company funding the moral destruction of our culture could possibly have integrity in the executive suite or corporate boardroom?

The bottom line of what I want to share with you in this report is simply this: Although we cannot promise you that we will not experience negative returns during periods of market declines, we can tell you that each of our funds are being managed by top-tier money managers, that we take our commitment to preservation of capital very seriously, and that we will never, never compromise on our moral standards.

Yours in Christ,

Arthur D. Ally,
President

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 84.73%

number of shares		market value
	APPAREL - 2.57%	
31,500	Stage Stores, Inc.*	$ 1,094,310
	BALL & ROLLER BEARINGS - 2.25%	
40,600	Kaydon Corp.	958,566
	CANNED, FROZEN & PRESERVED FRUIT, VEGETABLES & FOOD SPECIALTIES - 3.00%	
41,000	Corn Products International, Inc.	1,275,920
	CREDIT SERVICES - 2.34%	
35,500	Americredit Corp.*	995,775
	DENTAL EQUIPMENT & SUPPLIES - 2.80%	
58,000	Apogent Technologies, Inc.	1,193,060
	DRAWING & INSULATING NONFERROUS WIRE - 2.23%	
45,500	Belden, Inc.	948,220
	ELECTRIC & OTHER SERVICES COMBINED - 1.43%	
22,500	ALLETE, Inc.	609,750
	INVESTMENT ADVICE - 2.65%	
33,600	Investors Financial Services Corp.	1,126,944
	LIFE INSURANCE - 1.52%	
32,000	Presidential Life Corp.	648,640
	MISCELLANEOUS PLASTIC PRODUCTS - 2.75%	
43,000	Spartech Corp.	1,170,890
	MORTGAGE INVESTMENT - 3.41%	
41,500	New Century Financial Corp.	1,451,255
	OPHTHALMIC GOODS - 1.80%	
66,800	Sola International, Inc. *	768,200
	PHARMACEUTICAL PREPARATIONS - 1.73%	
30,000	Taro Pharmaceutical Industries Ltd.	735,600
	PHOTOGRAPHIC EQUIPMENT & SUPPLIES - 1.50%	
124,800	Concord Camera Corp. *	636,605
	PLASTICS PRODUCTS, NEC - 1.41%	
35,300	Quixote Corp.*	598,335
	PUBLIC WAREHOUSING & STORAGE - 2.39%	
33,000	Iron Mountain, Inc. *	1,018,050

The accompanying notes are an integral part of these financial statements.

Timothy Plan Small-Cap Value Fund [2]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 84.73% (cont.)

number of shares		market value
	RADIO & TV BROADCASTING & COMMUNICATIONS EQUIPMENT - 2.06%	
70,000	CommScope, Inc.	$ 875,000
	RAILROADS, LINE-HAUL OPERATING - 3.15%	
80,000	Kansas City Southern Industries, Inc. *	1,340,000
	SCIENTIFIC/TECHNICAL INSTRUMENTS - 1.81%	
38,500	Cognex Corp.*	771,925
	SECURITY & COMMODITY BROKERS, DEALERS, EXCHANGES & SERVICES - 1.30%	
38,000	Interactive Data Corp.	553,280
	SECURITY BROKERS, DEALERS & FLOTATION COMPANIES - 2.42%	
31,500	Investment Technology Group, Inc. *	1,030,050
	SEMICONDUCTOR EQUIPMENT/MATERIALS - 2.14%	
79,500	Axcelis Technologies, Inc.*	912,660
	SERVICES - ADVERTISING - 1.12%	
13,100	Valassis Communications, Inc. *	478,150
	SERVICES - BUSINESS SERVICES - 7.58%	
53,000	StarTek, Inc. *	1,417,220
91,800	TeleTech Holdings, Inc. *	875,772
36,000	Viad Corp.	936,000
		3,228,992
	SERVICES - COMPUTER PROGRAMMING SERVICES - 0.46%	
26,000	Hall, Kinion & Associates, Inc. *	195,260
	SERVICES - EMPLOYMENT AGENCIES - 1.18%	
55,000	Korn/Ferry International	500,500
	SERVICES - FINANCIAL SERVICES -1.18%	
30,000	MCG Capital Corp.	501,300
	SERVICES - HEALTH SERVICES -1.02%	
48,300	Gentiva Health Services, Inc.	434,217
	SERVICES - HOME HEALTH CARE SERVICES - 2.45%	
55,000	Hooper Holmes, Inc.	443,850
20,000	Rotech Healthcare, Inc *	595,000
		1,038,850
	SERVICES - PREPACKAGED SOFTWARE - 1.10%	
40,000	Transaction Systems Architects, Inc.	470,409

The accompanying notes are an integral part of these financial statements.

Timothy Plan Small-Cap Value Fund [3]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 84.73% (cont.)

number of shares		market value
	SERVICES - BUSINESS SERVICES - 3.11%	
50,000	Sourcecorp, Inc. *	$ 1,325,000
	SERVICES - COMPUTER INTEGRATED SYSTEMS DESIGN - 2.33%	
59,500	Henry Jack & Associates, Inc.	993,055
	SERVICES - COMPUTER PROCESSING & DATA PREPARATION - 2.13%	
51,000	Tier Technologies, Inc. *	908,820
	SERVICES - CONSUMER CREDIT REPORTING, COLLECTION AGENCIES - 1.83%	
35,800	NCO Group, Inc.	779,724
	STATE COMMERCIAL BANKS - 2.99%	
32,000	North Fork Bancorp, Inc.	1,273,920
	TELEPHONE & TELEGRAPH APPARATUS - 2.70%	
60,500	Plantronics, Inc. *	1,150,105
	WHOLESALE - DURABLE GOODS - 3.13%	
92,100	Handleman Co. *	1,331,766
	WHOLESALE - PAPER & PAPER PRODUCTS - 1.76%	
24,700	United Stationers, Inc. *	750,880
	Total Common Stocks (cost $32,359,858)	36,073,983

SHORT TERM INVESTMENTS - 9.39%

number of shares		market value
2,000,000	Firstar Money Market	$ 2,000,000
2,000,000	Star Bank Treasury Fund	2,000,000
	Total Short Term Investments (cost $4,000,000)	4,000,000
	TOTAL INVESTMENTS - 94.12% (identified cost $36,359,858)	**40,073,983**
	OTHER ASSETS AND LIABILITIES, NET - 5.88%	**2,503,189**
	NET ASSETS - 100.00%	**$ 42,577,172**

* Non-income producing securities

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $36,359,858) [NOTE 1]	$ 40,073,983
Cash	3,053,197
Receivables:	
Interest	3,638
Dividends	41,520
Fund Shares Sold	144,321
Fund Share Commissions Receivable From Advisor	3,747
Total Assets	**$ 43,320,406**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	116,880
Payable for Investments Purchased	570,000
Accrued Expenses	56,354
Total Liabilities	**$ 743,234**

NET ASSETS

	amount
Class A Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 1,803,192 shares outstandin $	24,493,308
Net Asset Value and Redemption Price Per Class A Share ($24,493,308/1,803,192 shares) $	13.58
Offering Price Per Share ($13.58/0.945) $	14.37
Class B Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 1,394,298 shares outstandin $	18,083,864
Net Asset Value and Offering Price Per Class B Share ($18,083,864/1,394,298 shares) $	12.97
Maximum Redemption Price Per Class B Share ($12.97 x 0.95) $	12.32
Net Assets	**$ 42,577,172**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 36,940,231
Accumulated Net Investment Income	379,219
Accumulated Net Realized Gain on Investments	1,543,597
Net Unrealized Appreciation in Value of Investments	3,714,125
Net Assets	**$ 42,577,172**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 20,002
Dividends	785,927
Total Investment Income	**805,929**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	$ 231,634
12b-1 Fess (Class A = $23,973, Class B =$54,581) [NOTE 3]	78,554
Auditing Fees	9,644
Service Fees (Class B) [NOTE 3]	18,194
Accounting Fees	10,603
Legal Expense	9,498
Registration Fees	8,986
Transfer Agent Fees (Class A = $21,864, Class = B 20,377)	42,241
Insurance Expense	3,473
Custodian Fees	3,013
Administration Fees	4,289
Pricing Expense	1,326
Printing Expense	4,098
Miscellaneous Expense	1,157
Total Net Expenses	**426,710**
Net Investment Income	**379,219**

REALIZED AND UNREALIZED GAIN ON INVESTMENTS

	amount
Net Realized Gain on Investments	1,543,597
Change in Unrealized Appreciation of Investments	(2,710,495)
Net Realized and Unrealized Gain on Investments	(1,166,898)
Decrease in Net Assets Resulting from Operations	**$ (787,679)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (unaudited)	year ended 12/31/2001
Operations:		
Net Investment Gain (Loss)	379,219	(437,127)
Net Change in Unrealized Appreciation (Depreciation) of Investments	(2,710,495)	3,714,604
Net Realized Gain on Investments	1,543,597	16,332
Increase (Decrease) in Net Assets (resulting from operations)	(787,679)	3,293,809
Distributions to Shareholders From:		
Net Capital Gains:		
Class A	-	(44,011)
Class B	-	(36,840)
Total Net Distributions	-	(80,851)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	5,133,558	7,582,801
Class B	2,222,728	2,395,921
Dividends Reinvested:		
Class A	-	44,109
Class B	-	42,968
Cost of Shares Redeemed:		
Class A	(1,855,931)	(3,026,812)
Class B	(1,418,867)	(2,816,976)
Increase in Net Assets (resulting from capital share transactions)	4,081,488	4,222,011
Total Increase in Net Assets	3,293,809	7,434,969
Net Assets:		
Beginning of Period	39,283,363	31,848,394
End of Period (Including undistributed net investment loss of $379,219 and $0, respectively)	42,577,172	39,283,363
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	365,007	598,374
Class B	164,681	195,221
Shares Reinvested:		
Class A	-	3,657
Class B	-	3,724
Shares Redeemed:		
Class A	(131,008)	(239,337)
Class B	(106,027)	(227,826)
Net Increase in Number of Shares Outstanding	292,653	333,813

The accompanying notes are an integral part of these financial statements.

Timothy Plan Small-Cap Value Fund [7]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each year presented.

SMALL-CAP VALUE FUND - CLASS A SHARES

	six months ended 6/30/02 (unaudited)	year ended 12/31/01	year ended 12/31/00	year ended 12/31/99	year ended 12/31/98	year ended 12/31/97
Per Share Operating Performance:						
Net Asset Value at Beginning of Year	$ 13.79	$ 12.61	$ 12.26	$ 10.89	$ 12.25	$ 11.24
Income from Investment Operations:						
Net Investment Income (Loss)	0.16	(0.09)	(0.05)	(0.02)	0.01	0.02
Net Realized and Unrealized Gain (Loss) on Investments	(0.37)	1.30	1.43	1.39	(1.30)	2.37
Total from Investment Operations	(0.21)	1.21	1.38	1.37	(1.29)	2.39
Less Distributions:						
Dividends from Realized Gains	-	(0.03)	(1.03)	-	(0.07)	(1.38)
Dividends from Net Investment Income	-	-	-	-	-	-
Total Distributions	-	(0.03)	(1.03)	-	(0.07)	(1.38)
Net Asset Value at End of Year	$ 13.58	$ 13.79	$ 12.61	$ 12.26	$ 10.89	$ 12.25
Total Return (A)	(1.52)%	9.66%	11.23%	12.58%	(10.50)%	21.35%
Ratios/Supplemental Data:						
Net Assets, End of Year (in 000s)	$ 24,493	$ 21,632	$ 15,217	$ 13,377	$ 13,287	$ 11,208
Ratio of Expenses to Average Net Assets:						
Before Reimbursement of Expenses by Advisor	1.70% (B)	1.89%	1.97%	2.22%	2.09%	2.75%
After Reimbursement of Expenses by Advisor	1.70% (B)	1.89%	1.76%	1.60%	1.60%	1.60%
Ratio of Net Investment Income (Loss) to Average Net Assets:						
Before Reimbursement of Expenses by Advisor	2.24% (B)	(0.80)%	(0.48)%	(0.82)%	(1.15)%	(0.90)%
After Reimbursement of Expenses by Advisor	2.24% (B)	(0.80)%	(0.27)%	(0.20)%	(0.66)%	0.25%
Portfolio Turnover	29.94%	61.41%	99.17%	78.79%	69.42%	136.36%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) Annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Small-Cap Value Fund [8]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each year presented.

SMALL-CAP VALUE FUND - CLASS B SHARES

	six months ended 6/30/02 (unaudited)	year ended 12/31/01	year ended 12/31/00	year ended 12/31/99	year ended 12/31/98	year ended 12/31/97
Per Share Operating Performance:						
Net Asset Value at Beginning of Year	$ 13.22	$ 12.19	$ 11.88	$ 10.70	$ 12.13	$ 11.22
Income from Investment Operations:						
Net Investment Income (Loss)	0.09	(0.22)	(0.10)	(0.11)	(0.07)	(0.03)
Net Realized and Unrealized Gain (Loss) on Investments	(0.34)	1.28	1.39	1.29	(1.29)	2.32
Total from Investment Operations	(0.25)	1.06	1.29	1.18	(1.36)	2.29
Less Distributions:						
Dividends from Realized Gains	-	(0.03)	(0.98)	-	(0.07)	(1.38)
Dividends from Net Investment Income	-	-	-	-	-	-
Total Distributions	-	(0.03)	(0.98)	-	(0.07)	(1.38)
Net Asset Value at End of Year	$ 12.97	$ 13.22	$ 12.19	$ 11.88	$ 10.70	$ 12.13
Total Return (A)	(1.89)%	8.77%	10.87%	11.03%	(11.18)%	20.50%
Ratios/Supplemental Data:						
Net Assets, End of Year (in 000s)	$ 18,084	$ 17,651	$ 16,631	$ 14,351	$ 14,114	$ 11,389
Ratio of Expenses to Average Net Assets:						
Before Reimbursement of Expenses by Advisor	2.53% [B]	2.72%	2.72%	2.72%	2.84%	3.41%
After Reimbursement of Expenses by Advisor	2.53% [B]	2.72%	2.51%	2.35%	2.35%	2.26%
Ratio of Net Investment Income (Loss) to Average Net Assets:						
Before Reimbursement of Expenses by Advisor	1.30% [B]	(1.78)%	(1.23)%	(1.34)%	(1.90)%	(1.56)%
After Reimbursement of Expenses by Advisor	1.30% [B]	(1.78)%	(1.02)%	(0.97)%	(1.41)%	(0.41)%
Portfolio Turnover	29.94%	61.41%	99.17%	78.79%	69.42%	136.36%

(A) Total Return Calculation Does Not Reflect Redemption Fee.
(B) Annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Small-Cap Value Fund [9]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 86.82%

number of shares		market value
	ABRASIVE ASBESTOS & MISC NONMETALLIC MINERAL PRODUCTS - 4.36%	
15,000	Cabot Corp.	$ 426,000
4,000	Minnesota Mining & Manufacturing Co.	492,000
		918,000
	CANNED, FROZEN & PRESERVED FRUIT, VEG & FOOD SPECIALTIES - 1.95%	
10,000	H.J. Heinz Co.	411,000
	COMMERCIAL BANKS - 1.72%	
10,000	Golden State Bancorp., Inc.	362,500
	COMPUTER STORAGE DEVICES - 1.20%	
30,000	Advanced Digital Information Corp. *	252,900
	CONSTRUCTION, MINING & MATERIALS HANDLING MACHINERY & EQUIP - 1.99%	
12,000	Dover Corp.	420,000
	CRUDE PETROLEUM & NATURAL GAS - 7.61%	
10,000	Apache Corp.	574,800
10,000	Anadarko Petroleum Corp.	493,000
10,000	Kerr-McGee Corp.	535,500
		1,603,300
	ELECTRIC SERVICES - 6.13%	
21,000	Duke Energy Corp.	653,100
26,000	TECO Energy, Inc.	637,000
		1,290,100
	ELECTRONIC & OTHER ELECTRICAL EQUIPMENT (NO COMPUTER EQUIPMENT) - 3.05%	
12,000	Emerson Electric Co.	642,120
	ELECTRONIC COMPONENTS & ACCESSORIES - 1.02%	
12,000	KEMET Corp. *	214,320
	FIRE, MARINE & CASUALTY INSURANCE - 1.96%	
22,500	The Phoenix Companies, Inc. *	412,875
	GENERAL INDUSTRIAL MACHINERY & EQUIPMENT - 2.17%	
10,000	Ingersoll-Rand Company Ltd.	456,600

The accompanying notes are an integral part of these financial statements.

Timothy Plan Large/Mid-Cap Value Fund [**10**]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 86.82% (Cont.)

number of shares		market value
	HEAVY CONSTRUCTION OTHER THAN BUILDING CONST - CONTRACTORS - 1.29%	
7,000	Fluor Corp.	$ 272,650
	INDUSTRIAL INORGANIC CHEMICALS - 2.61%	
6,000	Air Products & Chemicals, Inc.	302,820
11,000	ATMI, Inc. *	246,070
		548,890
	METAL MINING - 1.58%	
4,500	Rio Tinto Plc (a)	333,000
	METAL WORKING MACHINERY & EQUIPMENT - 2.79%	
5,000	SPX Corp. *	587,500
	MILLWOOD, VENEER, PLYWOOD & STRUCTURAL WOOD MEMBERS - 2.32%	
18,000	Masco Corp.	487,980
	MISCELLANEOUS FABRICATED METAL PRODUCTS - 1.70%	
7,500	Parker Hannifin Corp.	358,425
	MISCELLANEOUS INDUSTRIAL & COMMERCIAL MACHINERY & EQUIPMENT - 3.35%	
10,000	ITT Industries, Inc.	706,000
	NATIONAL COMMERCIAL BANKS - 1.58%	
10,000	National City Corp.	332,500
	NATURAL GAS TRANSMISSION - 2.32%	
15,000	El Paso Energy Corp.	309,150
30,000	Williams Companies, Inc.	179,700
		488,850
	PAPER MILLS - 4.12%	
14,000	Kimberly Clark Corp.	868,000
	PHARMACEUTICAL PREPARATIONS - 4.35%	
8,200	Abbott Laboratories	308,730
12,000	Merck & Co., Inc.	607,680
		916,410
	PLASTIC PRODUCTS - 2.30%	
12,000	Sealed Air Corp. *	483,240
	PUBLIC BUILDING AND RELATED FURNITURE - 2.20%	
10,000	Lear Corp. *	462,500

The accompanying notes are an integral part of these financial statements.

Timothy Plan Large/Mid-Cap Value Fund [11]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 86.82% (Cont.)

number of shares		market value
	RADIO TELEPHONE COMMUNICATIONS - 3.23%	
10,300	Dominion Resources, Inc.	$ 679,594
	REAL ESTATE INVESTMENT TRUSTS - 2.50%	
15,000	Mack-Cali Realty Corp.	527,250
	RETAIL - DRUG STORES & PROPRIETARY STORES - 3.78%	
26,000	CVS Corp.	795,600
	RETAIL-EATING PLACES - 2.33%	
14,000	Outback Steakhouse, Inc. *	491,400
	RETAIL-GROCERY STORES - 7.44%	
42,000	Kroger Co. *	835,800
25,000	Safeway Inc. *	729,750
		1,565,550
	SPECIAL INDUSTRY MACHINERY - 1.87%	
17,000	Veeco Instruments, Inc. *	392,870
	Total Common Stocks (cost $18,664,080)	$ 18,281,924

SHORT-TERM INVESTMENTS - 9.73%

number of shares		market value
1,025,000	Firstar Bank Treasury Fund	$ 1,025,000
1,025,000	Huntington Money Fund - Investment A	1,025,000
	Total Short-Term Investments (cost $2,050,000)	2,050,000
	TOTAL INVESTMENTS - 96.55% (identified cost $20,714,080)	**20,331,924**
	OTHER ASSETS AND LIABILITIES, NET - 3.45%	**726,206**
	NET ASSETS - 100.00%	**$ 21,058,130**

* Non-income producing securities
(a) American Depositary Receipt

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $20,714,080) [NOTE 1]	$ 20,331,924
Cash	832,390
Receivables:	
Investment Sold	400
Interest	1,615
Dividends	27,093
Commission Receivable due from Advisor	1,248
Fund Shares Sold	69,075
Total Assets	**$ 21,263,745**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	$ 101,833
Payable for Investment Securities Purchased	92,720
Accrued Expenses	11,062
Total Liabilities	**$ 205,615**

NET ASSETS

	amount
Class A Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized;1,604,595 shares outstanding)	$ 16,963,529
Net Asset Value and Redemption price Per Class A Share ($16,963,529 /1,604,595 shares)	$ 10.57
Offering Price Per Share ($10.57 / 0.945)	$ 11.19
Class B Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 401,224 shares outstanding)	$ 4,094,601
Net Asset Value and Offering Price Per Class B Share ($4,094,601 / 401,224 shares)	$ 10.21
Redemption Price Per Share ($10.21 x 0.95)	$ 9.70
Net Assets	**$ 21,058,130**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 20,863,944
Accumulated Net Investment Loss on Investments	(24,266)
Net Accumulated Realized Gain on Investments	600,608
Net Unrealized Depreciation in Value of Investments	(382,156)
Net Assets	**$ 21,058,130**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 9,227
Dividends	152,113
Total Investment Income	**161,340**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	84,765
Transfer Agent Fees (Class A = $16,700, Class B = $6,140)	22,840
Administration Fees	4,469
12b-1 Fees (Class A = $19,957, Class B = $15,149) [NOTE 3]	35,106
Accounting Fees	15,340
Registration Fees	4,457
Custodian Fees	1,996
Auditing Fees	3,795
Servicing Fees (Class B) [NOTE 3]	5,050
Insurance Expense	1,100
Legal fees	4,113
Printing Expense	1,996
Miscellaneous Expense	579
Total Net Expenses	**185,606**
Net Investment Loss	**(24,266)**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Gain on Investments	753,054
Change in Unrealized Depreciation of Investments	(1,376,159)
Net Realized and Unrealized Income (Loss) on Investments	(623,105)
Decrease in Net Assets Resulting from Operations	**$ (647,371)**

The accompanying notes are an integral part of these financial statements.
Timothy Plan Large/Mid-Cap Value Fund [14]

STATEMENT OF CHANGES IN NET ASSETS

INCREASE IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01
Operations:		
Net Investment Loss	$ (24,266)	$ (54,225)
Net Change in Unrealized Appreciation (Depreciation) of Investments	(1,376,159)	155,065
Net Realized Gain (Loss) on Investments	753,054	(68,191)
Increase (Decrease) in Net Assets (resulting from operations)	(647,371)	32,649
Distributions to Shareholders From:		
Net Realized Gains		
Class A	-	(43,614)
Class B	-	(12,208)
Net Income:		
Class A	-	-
Class B	-	-
Total Distribution	-	(55,822)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	5,542,375	10,058,695
Class B	708,591	1,402,013
Dividends Reinvested:		
Class A	-	24,145
Class B	-	11,176
Cost of Shares Redeemed:		
Class A	(1,922,267)	(1,188,436)
Class B	(156,332)	(360,063)
Increase in Net Assets (resulting from capital share transactions)	4,172,367	9,947,530
Total Increase in Net Assets	3,524,996	9,924,357
Net Assets:		
Beginning of Year	17,533,134	7,608,777
End of Period [including undistributed investment income (loss) of $(24,266) and $0, respectively]	$ 21,058,130	$ 17,533,134
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	491,803	931,545
Class B	65,704	133,156
Shares Reinvested:		
Class A	-	2,259
Class B	-	1,078
Shares Redeemed:		
Class A	(167,400)	(110,187)
Class B	(14,545)	(35,658)
Net Increase in Number of Shares Outstanding	375,562	922,193

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

LARGE/MID CAP VALUE FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	year ended 12/31/00	period ended 12/31/99 (B)
Per Share Operating Performance:				
Net Asset Value at Beginning of Period	$ 10.83	$ 10.83	$ 9.68	$ 10.00
Income from Investment Operations:				
Net Investment Income (Loss)	(0.00) (E)	(0.02)	0.04	0.02
Net Realized and Unrealized Gain (Loss) on Investments	(0.26)	0.06	1.16	(0.30)
Total from Investment Operations	(0.26)	0.04	1.20	(0.28)
Less Distributions:				
Dividends from Realized Gains	-	(0.04)	(0.02)	(0.02)
Dividends from Net Investment Income	-	-	(0.03)	(0.02)
Total Distributions	-	(0.04)	(0.05)	(0.04)
Net Asset Value at End of Period	$ 10.57	$ 10.83	$ 10.83	$ 9.68
Total Return (A) (D)	(2.40)%	0.33%	12.35%	(3.28)%
Ratios/Supplemental Data:				
Net Assets, End of Period (in 000s)	$ 16,964	$ 13,858	$ 4,493	$ 846
Ratio of Expenses to Average Net Assets:				
Before Reimbursement of Expenses by Advisor	1.67% (C)	1.70%	2.70%	4.69% (C)
After Reimbursement of Expenses by Advisor	1.67% (C)	1.70%	1.65%	1.60% (C)
Ratio of Net Investment Income (Loss) to Average Net Assets:				
Before Reimbursement of Expenses by Advisor	(0.05)% (C)	(0.20)%	(0.30)%	(2.34)% (C)
After Reimbursement of Expenses by Advisor	(0.05)% (C)	(0.20)%	0.67%	0.75% (C)
Portfolio Turnover	18.19%	26.44%	50.98%	8.02%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For the Period July 14, 1999 (Commencement of Operations) to December 31, 1999.
(C) Annualized.
(D) For Periods Of Less Than One Full Year, Total Returns Are Not Annualized.
(E) Less than $0.01 per share.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

LARGE/MID CAP VALUE FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	year ended 12/31/00	period ended 12/31/99 (B)
Per Share Operating Performance:				
Net Asset Value at Beginning of Period	$ 10.50	$ 10.60	$ 9.36	$ 10.00
Income from Investment Operations:				
Net Investment Income (Loss)	(0.05)	(0.12)	0.01	0.02
Net Realized and Unrealized Gain (Loss) on Investments	(0.24)	0.06	1.28	(0.62)
Total from Investment Operations	(0.29)	(0.06)	1.29	(0.60)
Less Distributions:				
Dividends from Realized Gains	-	(0.04)	(0.02)	(0.02)
Dividends from Net Investment Income	-	-	(0.03)	(0.02)
Total Distributions	-	(0.04)	(0.05)	(0.04)
Net Asset Value at End of Year	$ 10.21	$ 10.50	$ 10.60	$ 9.36
Total Return (A) (D)	(2.76)%	(0.61)%	13.73%	(4.78)%
Ratios/Supplemental Data:				
Net Assets, End of Period (in 000s)	$ 4,095	$ 3,675	$ 2,665	$ 525
Ratio of Expenses to Average Net Assets:				
Before Reimbursement of Expenses by Advisor	2.62% (C)	2.66%	3.45%	5.87% (C)
After Reimbursement of Expenses by Advisor	2.62% (C)	2.66%	2.40%	2.35% (C)
Ratio of Net Investment Income (Loss) to Average Net Assets:				
Before Reimbursement of Expenses by Advisor	(1.01)% (C)	(1.12)%	1.13%	(2.34)% (C)
After Reimbursement of Expenses by Advisor	(1.01)% (C)	(1.12)%	0.08%	1.15% (C)
Portfolio Turnover	18.19%	26.44%	50.98%	8.02%

(A) Total Return Calculation Does Not Reflect Redemption Fee.
(B) For the Period July 15, 1999 (Commencement of Operations) to December 31, 1999.
(C) Annualized.
(D) For Periods Of Less Than One Full Year, Total Returns Are Not Annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Large/Mid-Cap Value Fund [**17**]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Bonds - 93.81%

par value		market value
	CONVERTIBLE CORPORATE BONDS - 3.36%	
$ 50,000	National Data Corp., 5.00% 11/01/2003	$ 50,063
250,000	Omnicare, Inc., 5.00% 12/01/2007	237,500
50,000	Penn Treaty America Corp., 6.25% 12/01/2003	38,750
		326,313
	CORPORATE BONDS - 89.38%	
10,000	Allegiance Corp., 7.30% 10/15/2006	10,814
25,000	American General Finance Corp., 7.25% 05/15/2005	27,180
200,000	Archer Daniels Midland Co., 6.625% 05/01/2029	197,506
100,000	Bankers Trust Corp. Trench #0006 Series A, 7.00% 01/29/2018	98,751
150,000	Burlington Northern Santa Fe, 7.00% 12/15/2025	153,396
75,000	Burlington Resources, Inc., 7.375% 03/01/2029	78,133
100,000	Caterpillar, Inc., 6.625%, 707/15/2028	100,616
250,000	Champion International Corp., 7.15% 12/15/2027	253,965
200,000	Cit Group, Inc., 7.375%, 03/15/2003	198,511
245,000	Coca Cola Enterprise, Inc., 6.95% 11/15/2026	254,234
125,000	Computer Sciences Corp., 6.75% 06/15/2006	132,421
300,000	Conoco Funding Co., 6.35% 10/15/2011	311,574
50,000	Consolidate Edison, Inc., 6.45% 12/01/2007	53,407
125,000	Cooper Industries, 6.70% 09/22/2005	128,969
150,000	Cooper Tire & Rubber Co., 7.625% 03/15/2027	137,728
50,000	Cooper Tire & Rubber Co., 8.00% 12/15/2019	48,738
55,000	CSX Transportation, 7.33% 06/01/2005	59,667
300,000	Deere & Co., 6.55% 10/01/2028	286,086
265,000	Dell Computer Corp., 7.10% 04/15/2028	268,262
315,000	Donnelley R R&Son, 6.625% 04/15/2029	290,961
250,000	Dow Chemical 6.125%, 02/01/2011	252,307
45,000	DuPont El Nemours, 6.00% 03/06/2003	46,164
125,000	DuPont El Nemours, 6.50% 01/15/2028	123,691
313,000	Duke Energy Corp., 6.75% 08/01/2025	298,593
200,000	Georgia Pacific Corp., 7.75% 11/15/2029	166,111
175,000	Georgia Pacific Corp., 8.125% 06/15/2023	153,664
300,000	Household Finance Corp., 6.75% 05/15/2011	295,752
10,000	Household Finance Corp., 7.30% 07/30/2012	10,040
250,000	HSBC USA Capital Trust, 7.53%, 12/04/2026	247,499
142,000	Inco Ltd, 7.75% 03/15/2016	144,485
200,000	International Lease Finance Corp., 5.80%, 08/15/2007	204,219
300,000	Jersey Cent Power & Light Co., 6.75% 11/01/2025	284,527
300,000	Kraft Food, Inc., 6.50%, 11/01/2031	297,827
25,000	Lehman Brothers Holdings, Inc., 6.625% 02/05/2006	26,365
250,000	Lowe's Cos., Inc., 6.875% 02/15/2028	252,193
150,000	MCI Communications Corp., 7.75% 03/15/2024	47,250
300,000	Mead Corp., 7.125% 08/01/2025	278,498

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Bonds - 93.81% (Cont.)

par value		market value
	CORPORATE BONDS - 89.38% (cont.)	
$ 100,000	Merck & Co. Inc., 6.30% 01/01/2026	$ 99,454
100,000	Merck & Co. Inc., 6.40% 03/01/2028	100,681
50,000	National Rural Utilities Finance Corp., 6.00% 01/15/2004	51,790
111,000	NationsBank Corp., 6.80% 03/15/2028	111,803
200,000	Norsk Hydro A.S., 6.80% 01/15/2028	200,184
25,000	Pennsylvania P & L, 6.55% 03/01/2006	26,365
70,000	Pep Boys Manny Moe & Jack, 7.00% 06/01/2005	67,900
100,000	PPG Industries, Inc., 7.40% 08/15/2019	97,484
11,000	Public Service Electric & Gas Co., 6.25% 01/01/2007	11,486
175,000	Public Service Electric & Gas Co., 7.00% 09/01/2024	170,055
250,000	The Sherman-Williams Co., 7.375%, 02/01/2027	245,531
200,000	Transocean Sedco Forex, Inc., 7.50% 04/15/2031	210,358
50,000	Travelers Property & Casualty Corp., 6.75% 11/15/2006	53,039
150,000	TRW, Inc., 6.25% 01/15/2010	149,806
25,000	Union Electric Co., 6.875% 08/01/2004	26,579
250,000	United Parcel Services, Inc., 1.75%, 09/27/2007	256,250
50,000	US Leasing International, 5.95% 10/15/2003	51,342
300,000	Verizon Communications, Inc., 6.94%, 04/15/2028	268,741
100,000	Virginia Electric & Power Co., 7.50% 06/01/2023	102,164
135,000	Wisconsin Energy Corp., 6.50% 04/01/2011	141,914
		8,663,030
	MUNICIPAL BONDS - 1.07%	
25,000	Hydro-Quebec, 7.375% 02/01/2003	25,750
50,000	Province of Manitoba, 6.75% 03/01/2003	51,260
25,000	Texas State University, 6.41% 03/15/2009	26,448
		103,458
	Total Bonds (cost $9,176,466)	9,092,801

SHORT TERM INVESTMENTS - 3.48%

numbers of shares		market value
$ 337,494	Firstar Bank Treasury Fund (cost $337,494)	$ 337,494
	TOTAL INVESTMENTS - 97.29% (identified cost $9,513,960)	9,430,295
	OTHER ASSETS AND LIABILITIES, NET - 2.71%	**262,346**
	NET ASSETS - 100.00%	**$ 9,692,641**

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $9,513,960) [NOTE 1]	$ 9,430,295
Cash	
Receivables:	
Interest	153,941
Commission Receivable due from Advisor	4,442
Fund Shares Sold	233,079
Total Assets	**$ 9,821,757**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	$ 1,389
Payable to Custodian	3,287
Accrued Expenses	14,596
Dividend Payable	109,844
Total Liabilities	**$ 129,116**

NET ASSETS

	amount
Class A Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 818,486 shares outstanding)	$ 7,918,984
Net Asset Value and Redemption price Per Class A Share ($7,918,984 / 818,486 shares)	$ 9.68
Offering Price Per Share ($9.68 / 0.9575)	$ 10.11
Class B Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 186,872 shares outstanding)	$ 1,773,657
Net Asset Value and Offering Price Per Class B Share ($1,773,657 / 186,872 shares)	$ 9.49
Redemption Price Per Share ($9.49 X 0.95)	$ 9.02
Net Assets	**$ 9,692,641**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 9,769,684
Accumulated Net Investment Income on Investments	117
Net Accumulated Realized Gain on Investments	6,505
Net Unrealized Depreciation in Value of Investments	(83,665)
Net Assets	**$ 9,692,641**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 247,691
Total Investment Income	**247,691**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	22,361
Transfer Agent Fees (Class A = $9,409 Class B = $2,641)	12,050
Administration Fees	3,746
Auditing Fees	677
12b-1 Fees (Class A = $7,764, Class B = $4,660) [NOTE 3]	12,424
Accounting Fees	13,584
Registration Fees	5,256
Custodian Fees	2,647
Printing Expense	497
Insurance Expense	205
Legal Expense	863
Service Fees (Class B) [NOTE 3]	1,779
Miscellaneous Expense	310
Total Expenses	**76,399**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(21,317)
Total Net Expenses	**55,082**
Net Investment Income	**192,609**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Gain on Investments	9,419
Change in Unrealized Depreciation of Investments	(49,526)
Net Realized and Unrealized Loss on Investments	(40,107)
Increase in Net Assets Resulting from Operations	**$ 152,502**

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/00
Operations:		
Net Investment Income	$ 192,609	$ 135,384
Net Change in Unrealized Appreciation (Depreciation) of Investments	(49,526)	(21,421)
Net Realized Gain (Loss) on Investments	9,419	6,385
Increase in Net Assets (resulting from operations)	152,502	120,348
Distributions to Shareholders:		
Net Income		
Class A	(164,557)	(105,934)
Class B	(27,935)	(30,858)
Total Net Decrease	(192,492)	(136,792)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	4,043,923	4,520,926
Class B	820,556	650,127
Dividends Reinvested:		
Class A	53,104	35,316
Class B	20,615	23,622
Cost of Shares Redeemed:		
Class A	(917,669)	(442,396)
Class B	(86,839)	(144,253)
Increase in Net Assets (resulting from capital share transactions)	3,933,690	4,643,342
Total Increase in Net Assets	3,893,700	4,626,898
Net Assets:		
Beginning of Year	5,798,941	1,172,043
End of Year [Including undistributed net investment income of $117 and $0, respectively]	$ 9,692,641	$ 5,798,941
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	417,256	462,470
Class B	86,366	67,241
Shares Reinvested:		
Class A	5,529	3,626
Class B	2,188	2,469
Shares Redeemed:		
Class A	(94,910)	(45,445)
Class B	(9,143)	(15,216)
Net Increase in Number of Shares Outstanding	407,286	475,145

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

FIXED INCOME FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	year ended 12/31/00	period ended 12/31/99 (B)
Per Share Operating Performance:				
Net Asset Value, Beginning	$ 9.73	$ 9.53	$ 9.81	$ 10.00
Income from Investment Operations:				
Net Investment Income	0.25	0.40	0.49	0.12
Net Realized and Unrealized Gain (Loss) on Investments	(0.07)	0.20	(0.27)	(0.18)
Total from Investment Operations	0.18	0.60	0.22	(0.06)
Less Distributions:				
Dividends from Net Investment Income	(0.23)	(0.40)	(0.50)	(0.13)
Total Distributions	(0.23)	(0.40)	(0.50)	(0.13)
Net Asset Value at End of Year	$ 9.68	$ 9.73	$ 9.53	$ 9.81
Total Return (A) (D)	1.84%	6.37%	2.32%	(0.42)%
Ratios/Supplemental Data:				
Net Assets, End of Period (in 000s)	$ 7,919	$ 4,773	$ 667	$ 124
Ratio of Expenses to Average Net Assets:				
Before Reimbursement and Waiver of Expenses by Advisor	1.79% (C)	2.44%	8.99%	13.92% (C)
After Reimbursement and Waiver of Expenses by Advisor	1.35% (C)	1.35%	1.35%	1.35% (C)
Ratio of Net Investment Income to Average Net Assets:				
Before Reimbursement and Waiver of Expenses by Advisor	4.84% (C)	3.91%	(2.19)%	(9.88)% (C)
After Reimbursement and Waiver of Expenses by Advisor	5.28% (C)	5.00%	5.45%	2.70% (C)
Portfolio Turnover	1.58%	20.28%	35.54%	21.25%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For the Period July 14, 1999 (Commencement of Operations) to December 31, 1999.
(C) Annualized.
(D) For Periods Of Less Than One Full Year, Total Return Is Not Annualized.

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

FIXED INCOME FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	year ended 12/31/00	period ended 12/31/99 (B)
Per Share Operating Performance:				
Net Asset Value, Beginning	$ 9.55	$ 9.54	$ 9.80	$ 10.00
Income from Investment Operations:				
Net Investment Income	0.21	0.40	0.45	0.15
Net Realized and Unrealized Loss on Investments	(0.08)	(0.01)	(0.25)	(0.22)
Total from Investment Operations	0.13	0.39	0.20	(0.07)
Less Distributions:				
Dividends from Net Investment Income	(0.19)	(0.38)	(0.46)	(0.13)
Total Distributions	(0.19)	(0.38)	(0.46)	(0.13)
Net Asset Value at End of Year	$ 9.49	$ 9.55	$ 9.54	$ 9.80
Total Return (A) (D)	1.40%	4.13%	2.12%	(0.92)%
Ratios/Supplemental Data:				
Net Assets, End of Period (in 000s)	$ 1,774	$ 1,026	$ 506	$ 243
Ratio of Expenses to Average Net Assets:				
Before Reimbursement and Waiver of Expenses by Advisor	3.32% (C)	3.46%	9.74%	14.73% (C)
After Reimbursement and Waiver of Expenses by Advisor	2.10% (C)	2.10%	2.10%	2.10% (C)
Ratio of Net Investment Income to Average Net Assets:				
Before Reimbursement and Waiver of Expenses by Advisor	3.29% (C)	2.93%	(2.94)%	(2.20)% (C)
After Reimbursement and Waiver of Expenses by Advisor	4.51% (C)	4.29%	4.70%	10.42% (C)
Portfolio Turnover	1.58%	20.28%	35.54%	21.25%

(A) Total Return Calculation Does Not Reflect Redemption Fee.
(B) For the Period August 5, 1999 (Commencement of Operations) to December 31, 1999.
(C) Annualized.
(D) For Periods Of Less Than One Full Year, Total Return Is Not Annualized.

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 96.07%

number of shares		market value
	AIR TRANSPORTATION, SCHEDULED - 2.18%	
2,880	Ryanair Holdings Plc.* (a)	$ 100,429
	BIOLOGICAL PRODUCTS (NO DIAGNOSTIC SUBSTANCES) - 1.61%	
1,550	Gilead Sciences, Inc.*	50,964
650	IDEC Pharmaceuticals Corp.*	23,042
		74,006
	DRILLING OIL & GAS WELLS - 2.70%	
1,650	Ensco International, Inc.	44,979
2,250	Nabors Industries, Inc.*	79,088
		124,067
	ELECTROMEDICAL & ELECTROTHERAPEUTIC APPARATUS - 1.53%	
950	St. Jude Medical, Inc.*	70,243
	FINANCE SERVICES - 1.83%	
3,000	AmeriCredit Corp.*	84,150
	FIRE, MARINE & CASUALTY INSURANCE - 1.05%	
1,000	Mercury General Corp.	48,500
	FUNCTIONS RELATED TO DEPOSITORY BANKING - 1.15%	
1,750	Concord EFS, Inc.*	52,745
	GEN BUILDING CONTRACTORS - RESIDENTIAL BUILDINGS - 2.13%	
1,600	Lennar Corp.	97,920
	HOSPITAL & MEDICAL SERVICE PLANS - 3.24%	
5,320	First Health Group Corp.*	149,173
	MOTOR VEHICLE PARTS & ACCESSORIES - 1.43%	
2,400	Gentex Corp.*	65,928
	NATIONAL COMMERCIAL BANKS - 1.17%	
1,000	City National Corp.	53,750
	OIL & GAS FIELD MACHINERY & EQUIPMENT - 1.60%	
3,500	National-Oilwell, Inc.*	73,675
	OIL, GAS, FIELD SERVICES - 2.74%	
1,500	BJ Services Co.*	50,820
4,800	Pride International, Inc.*	75,168
		125,988
1,200	**OPTICAL INSTRUMENTS & LENSES - 1.15%** KLA-Tencor Corp.*	52,788
1,425	**ORDNANCE & ACCESSORIES, (NO VEHICLES/GUIDED MISSILES) - 1.97%** Alliant Techsystem, Inc.*	90,915
900	**PERSONAL CREDIT INSTITUTIONS - 1.89%** SLM Corp.	87,210

The accompanying notes are an integral part of these financial statements.

Timothy Plan Aggressive Growth Fund [**25**]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 96.07% (cont.)

number of shares		market value
2,970	**PHARMACEUTICAL PREPARATIONS - 1.44%**	
	King Pharmaceuticals, Inc.*	$ 66,083
4,085	**PRINTED CIRCUIT BOARDS - 1.87%**	
	Jabil Circuit, Inc.*	86,234
1,450	**RADIO & TV BROADCASTING & COMMUNICATIONS EQUIPMENT - 1.14%**	
	Harris Corp.	52,707
2,550	**RADIO BROADCASTING STATIONS - 1.33%**	
	Cox Radio, Inc. - Class A	61,455
2,800	**RETAIL - AUTO & HOME SUPPLY STORES - 1.68%**	
	O Reilly Automotive, Inc.*	77,168
2,400	**RETAIL - EATING PLACES - 1.85%**	
	Cheesecake Factory, Inc.*	85,152
3,650	**RETAIL - HOBBY, TOY & GAME SHOPS - 3.09%**	
	Michaels Stores, Inc.*	142,350
3,500	**RETAIL - HOME FURNITURE, FURNISHINGS & EQUIPMENT STORES - 2.87%**	
	Bed Bath & Beyond, Inc.*	132,090
5,229	**RETAIL - VARIETY STORES - 4.48%**	
	Dollar Tree Stores, Inc.*	206,075
	SEMICONDUCTORS & RELATED DEVICES - 6.26%	
2,700	Altera Corp.*	36,720
2,650	Chartered Semiconductor Manufacturing Ltd.* (a)	53,026
1,750	Intersil Holding Corp. - Class A*	37,415
2,050	International Rectifier Corp.*	59,758
2,425	Microchip Technology, Inc.*	66,518
1,300	Semtech Corp.*	34,710
		288,147
	SERVICES - ADVERTISING AGENCIES - 2.18%	
2,700	Lamar Advertising Co. - Class A *	100,467
	SERVICES - BUSINESS SERVICES - 1.66%	
2,300	BISYS Group, Inc.*	76,590
	SERVICES - COMMERCIAL PHYSICAL & BIOLOGICAL RESEARCH - 1.59%	
3,050	Affymetrix, Inc.*	73,169
	SERVICES - COMPUTER PROCESSING & DATA PREPARATION - 4.44%	
2,500	Affiliated Computer Services, Inc. - Class A*	118,700
2,400	Sabre Holdings Corp.	85,920
		204,620

The accompanying notes are an integral part of these financial statements.

Timothy Plan Aggressive Growth Fund [**26**]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 96.07% (cont.)

number of shares		market value
	SERVICES - EDUCATIONAL SERVICES - 3.44%	
2,025	Apollo Group, Inc. - Class A*	$ 79,805
1,750	Career Education Corp.*	78,750
		158,555
	SERVICES - HELP SUPPLY SERVICES - 1.80%	
2,250	Manpower, Inc.	82,688
	SERVICES - MANAGEMENT CONSULTING SERVICES - 3.81%	
4,500	Hewitt Associates LLC*	104,850
4,750	KPMG Consulting, Inc.*	70,585
		175,435
2,760	**SERVICES - MEDICAL LABORATORIES - 2.74%**	
	Laboratory Corp. of America Holdings *	125,994
2,200	**SERVICES - MISC HEALTH & ALLIED SERVICES - 2.20%**	
	Accredo Health, Inc.*	101,508
	SERVICES - PREPACKAGED SOFTWARE - 3.61%	
1,450	Brocade Communications Systems, Inc.	25,346
3,300	Retek, Inc.*	80,190
4,250	Siebel Systems, Inc.*	60,435
		165,971
	SPECIAL INDUSTRY MACHINERY - 1.50%	
1,960	Lam Research Corp.*	35,241
1,000	Novellus Systems, Inc.*	34,000
		69,241
	SURETY INSURANCE - 4.45%	
939	AMBAC Financial Group, Inc.	63,289
3,706	The PMI Group, Inc.	141,569
		204,858
	TELEGRAPH & OTHER MESSAGE COMMUNICATIONS - 2.38%	
2,950	Certegy, Inc.*	109,415
	TELEVISION BROADCASTING STATIONS - 1.53%	
2,250	Univision Communications, Inc.*	70,650
	WHOLESALE - DRUGS PROPRIETARIES & DRUGGISTS' SUNDRIES - 3.36%	
2,035	AmerisourceBergen Corp.	154,660
	Total Common Stocks (cost $4,553,759)	4,422,769

The accompanying notes are an integral part of these financial statements.

Timothy Plan Aggressive Growth Fund [27]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

SHORT TERM INVESTMENTS - 6.96%

number of shares		market value
235,000	Firstar Money Market Federated Series Fund	$ 235,000
85,371	Firstar Treasury Fund	85,371
	Total Short Term Investments (cost $320,371)	320,371
	TOTAL INVESTMENTS - 103.03% (identified cost $4,874,130)	**4,743,140**
	OTHER ASSETS AND LIABILITIES, NET - (3.03)%	**(139,307)**
	NET ASSETS - 100.00%	**$ 4,603,833**

* Non-income producing securities
(a) American Depositary Receipt

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

		amount
Investments in Securities at Value (identified cost $4,874,130) [NOTE 1]	$	4,743,140
Cash		23
Receivables:		
Investments Sold		12,533
Interest		309
Dividends		93
Fund Shares Sold		16,516
Due from Advisor		8,972
Total Assets	**$**	**4,781,586**

LIABILITIES

		amount
Payable for Investments Purchased	$	159,381
Payable for Fund Shares Redeemed		13,166
Accrued Expenses		5,206
Total Liabilities	**$**	**177,753**

NET ASSETS

		amount
Class A Shares:		
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 755,360 shares outstanding)	$	4,174,350
Net Asset Value and Redemption price Per Class A Share ($4,174,350 / 755,360 shares)	$	5.53
Offering Price Per Share ($5.53/ 0.945)	$	5.85
Class B Shares:		
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 78,616 shares outstanding)	$	429,483
Net Asset Value and Offering Price Per Class B Share ($429,483 / 78,616 shares)	$	5.46
Maximum Redemption Price Per Class B Share ($5.46 x 0.95)	$	5.19
Net Assets	**$**	**4,603,833**

SOURCES OF NET ASSETS

		amount
At June 30, 2002, Net Assets Consisted of:		
Paid-in Capital	$	5,789,064
Accumulated Net Investment Loss on Investments		(33,931)
Accumulated Net Realized Loss on Investments		(1,020,310)
Net Unrealized Depreciation in Value of Investments		(130,990)
Net Assets	**$**	**4,603,833**

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 1,671
Dividends	1,684
Total Investment Income	**3,355**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	18,748
Custodian Fees	4,489
Transfer Agent Fees (Class A =$9,689, Class B = $1,049)	10,738
Accounting Fees	9,939
Registration Fees	2,304
12b-1 Fees (Class A =$5,155, Class B =$1,661) [NOTE 3]	6,816
Administration Fees	2,835
Auditing Fees	603
Service Fees (Class B) [NOTE 3]	552
Legal Expense	640
Printing Expense	304
Insurance Expense	257
Miscellaneous Expense	229
Total Expenses	**58,454**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(21,168)
Total Net Expenses	**37,286**
Net Investment Loss	**(33,931)**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Loss on Investments	(378,413)
Change in Unrealized Depreciation of Investments	(403,680)
Net Realized and Unrealized Loss on Investments	(782,093)
Decrease in Net Assets Resulting from Operations	**$ (816,024)**

The accompanying notes are an integral part of these financial statements.

Timothy Plan Aggressive Growth Fund [**30**]

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/00
Operations:		
Net Investment Loss	$ (33,931)	$ (31,803)
Net Change in Unrealized Appreciation (Depreciation) of Investments	(403,680)	301,255
Net Realized Loss on Investments	(378,413)	(598,152)
Decrease in Net Assets (resulting from operations)	(816,024)	(328,700)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	1,801,437	3,299,422
Class B	177,037	299,660
Cost of Shares Redeemed:		
Class A	(400,764)	(242,322)
Class B	(70,346)	(81,183)
Increase in Net Assets (resulting from capital share transactions)	1,507,364	3,275,577
Total Increase in Net Assets	691,340	2,946,877
Net Assets:		
Beginning of Period	3,912,493	965,616
End of Period [including undistributed investment income (loss) of $33,931 and $0, respectively]	$ 4,603,833	$ 3,912,493
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	287,587	483,348
Class B	28,252	43,517
Shares Redeemed:		
Class A	(63,404)	(38,071)
Class B	(10,958)	(11,971)
Net Increase in Number of Shares Outstanding	241,477	476,823

The accompanying notes are an integral part of these financial statements.

Timothy Plan Aggressive Growth Fund [31]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period.

AGGRESSIVE GROWTH FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (B)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 6.61	$ 8.35	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.05)	(0.05)	-
Net Realized and Unrealized Loss on Investments	(1.03)	(1.69)	(1.65)
Total from Investment Operations	(1.08)	(1.74)	(1.65)
Less Distributions:			
Dividends from Realized Gains	-	-	-
Dividends from Net Investment Income	-	-	-
Total Distributions	-	-	-
Net Asset Value at End of Period	$ 5.53	$ 6.61	$ 8.35
Total Return (A) (D)	(16.34)%	(20.84%	(16.50)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 4,174	$ 3,510	$ 717
Ratio of Expenses to Average Net Assets:			
Before Reimbursement and Waiver of Expenses by Advisor	2.52% (C)	3.87%	10.20% (C)
After Reimbursement and Waiver of Expenses by Advisor	1.60% (C)	1.60%	1.60% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement and Waiver of Expenses by Advisor	2.37% (C)	3.53%	8.91% (C)
After Reimbursement and Waiver of Expenses by Advisor	1.45% (C)	1.26%	0.31% (C)
Portfolio Turnover	66.70%	113.39%	19.00%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For The Period October 4, 2000 (commencement of operations) to December 31, 2000.
(C) Annualized
(D) For Periods of Less Than A Full Year, The Total Return Is Not Annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Aggressive Growth Fund [32]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period.

AGGRESSIVE GROWTH FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (B)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 6.56	$ 8.34	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.07)	(0.11)	-
Net Realized and Unrealized Loss on Investments	(1.03)	(1.67)	(1.66)
Total from Investment Operations	(1.10)	(1.78)	(1.66)
Less Distributions:			
Dividends from Realized Gains	-	-	-
Dividends from Net Investment Income	-	-	-
Total Distributions	-	-	-
Net Asset Value at End of Period	$ 5.46	$ 6.56	$ 8.34
Total Return (A) (D)	(16.77)%	(21.34)%	(16.60)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 429	$ 402	$ 248
Ratio of Expenses to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	3.57% (C)	4.63%	10.95% (C)
After Reimbursement of Expenses by Advisor	2.35% (C)	2.35%	2.35% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	3.42% (C)	4.24%	9.66% (C)
After Reimbursement of Expenses by Advisor	2.20% (C)	1.96%	1.06% (C)
Portfolio Turnover	66.70%	113.39%	19.00%

(A) Total Return Calculation Does Not Reflect Redemption Fee.
(B) For The Period October 6, 2000 (commencement of operations) to December 31, 2000.
(C) Annualized
(D) For Periods of Less Than A Full Year, The Total Return Is Not Annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Aggressive Growth Fund [33]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 102.87%

number of shares		market value
	AIRCRAFT ENGINES & ENGINE PARTS - 1.08%	
2,000	United Technologies Corp.	$ 135,800
	BIOLOGICAL PRODUCTS (NO DIAGNOSTIC SUBSTANCES) - 5.75%	
12,925	Amgen, Inc. *	541,299
7,000	MedImmune, Inc. *	184,800
		726,099
	CONVERTED PAPER & PAPERBOARD PRODS (NO CONTAINERS/BOXES) - 2.92%	
3,000	3M Co.	369,000
	ELECTRONIC COMPUTERS - 4.14%	
20,000	Dell Computer Corp.	522,800
	ELECTRONIC CONNECTORS - 2.12%	
8,000	Molex, Inc.	268,240
	FIRE, MARINE & CASUALTY INSURANCE - 4.67%	
8,650	American International Group, Inc.	590,189
	FUNCTIONS RELATED TO DEPOSITORY BANKING - 3.10%	
13,000	Concord EFS, Inc. *	391,820
	GENERAL INDUSTRIAL MACHINERY & EQUIPMENT - 2.91%	
2,000	Illinois Tool Works, Inc.	367,300
	NATIONAL COMMERCIAL BANKS - 3.54%	
13,500	MBNA Corp.	446,445
	ORTHOPEDIC, PROSTHETIC & SURGICAL APPLIANCES & SUPPLIES - 2.68%	
12,500	Biomet, Inc.	339,000
	PERFUMES, COSMETICS & OTHER TOILET PREPARATIONS - 1.19%	
3,000	Colgate Palmolive Co.	150,150
	PERSONAL CREDIT INSTITUTIONS - 3.84%	
5,000	USA Education, Inc.	484,500
	PHARMACEUTICAL PREPARATIONS - 7.12%	
3,000	Allergan, Inc.	200,250
7,000	Forest Laboratories, Inc. *	495,600
4,000	Merck & Co. , Inc.	202,560
		898,410
	PRINTED CIRCUIT BOARDS - 2.99%	
61,400	Solectron Corp. *	377,610
	RADIO & TV BROADCASTING & COMMUNICATIONS EQUIPMENT - 3.80%	
33,175	Nokia Corp. (a)	480,374
	RETAIL - LUMBER & OTHER BUILDING MATERIALS DEALERS - 3.97%	
10,000	Home Depot, Inc.	137,840
8,000	Lowes Companies, Inc.	363,200
		501,040

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

COMMON STOCKS - 102.87% - continued

number of shares		market value
	RETAIL-DEPARTMENT STORES -1.66%	
3,000	Kohl's Corp.*	$ 210,240
	RETAIL-DRUG STORES & PROPRIETARY STORES - 4.96%	
16,200	Walgreen Co.	625,806
	RETAIL-HOME FURNITURE, FURNISHINGS & EQUIPMENT STORES - 2.99%	
10,000	Bed Bath & Beyond, Inc.	377,400
	RETAIL-RADIO TV & CONSUMER ELECTRONICS STORES - 1.44%	
5,000	Best Buy Co., Inc.	181,500
	RETAIL-VARIETY STORES - 6.95%	
10,000	Target Corp.	371,400
9,200	Wal-Mart Stores, Inc.	506,092
		877,492
	SEMICONDUCTORS & RELATED DEVICES - 3.24%	
13,000	Linear Technology Corp.	408,590
	SERVICES-COMPUTER PROCESSING AND DATA PREPARATION - 4.57%	
13,250	Automatic Data Processing, Inc.	577,038
	SERVICES-COMPUTER PROGRAMMING SERVICES - 0.69%	
11,550	Amdocs Ltd. *	87,203
	SERVICES-PREPACKAGED SOFTWARE - 7.02%	
34,200	Check Point Software Technologies Ltd. *	463,752
29,675	Siebel Systems, Inc. *	421,978
		885,730
	SURGICAL & MEDICAL INSTRUMENTS & APPARATUS - 6.70%	
7,000	Baxter International, Inc.	311,080
10,000	Stryker Corp.	535,100
		846,180
	TRUCKING & COURIER SERVICES (NO AIR) - 0.98%	
2,000	United Parcel Service, Inc.	123,500
	WHOLESALE-DRUGS PROPRIETARIES & DRUGGISTS' SUNDRIES - 5.85%	
8,475	Cardinal Health, Inc.	520,450
8,000	Sysco Corp.	217,760
		738,210
	Total Common Stocks (cost $14,996,454)	**$ 12,987,666**

SHORT-TERM INVESTMENTS - 2.35%

number of shares		market value
297,285	Star Bank Treasury Fund (cost $297,285)	$ 297,285
	TOTAL INVESTMENTS - 105.22% (identified cost $15,293,739)	**13,284,951**
	OTHER ASSETS IN EXCESS OF LIABILITIES - (5.22%)	**(659,572)**
	NET ASSETS - 100.00%	**$ 12,625,379**

*Non-income producing securities
(a) American Depositary Receipt

The accompanying notes are an integral part of these financial statements.

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $15,293,739) [NOTE 1]	$ 13,284,951
Receivables:	
Interest	365
Dividends	5,909
Fund Shares Sold	32,383
Investments Sold	1,360,954
Other Receivables	169
Total Assets	**$ 14,684,731**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	62,276
Payable for Investment Securities Purchased	1,979,467
Accrued Expenses	$ 17,609
Total Liabilities	**$ 2,059,352**

NET ASSETS

	amount
Class A Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 2,035,146 shares outstanding	$ 11,585,877
Net Asset Value and Redemption Price Per Class A Share ($11,585,877/2,035,146 shares)	$ 5.69
Offering Price Per Share ($5.69/0.945)	$ 12,260,187.30
Class B Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 184,479 shares outstanding)	$ 1,039,502
Net Asset Value and Offering Price Per Class B Share ($1,039,502/184,479 shares)	$ 5.63
Maximum Redemption Price Per Class B Share ($5.63 x 0.95)	$ 5.35
Net Assets	**$ 12,625,379**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 16,274,433
Accumulated Undistributed Net Investment Loss	(64,524)
Accumulated Net Realized Loss on Investments	(1,575,742)
Net Unrealized Depreciation in Value of Investments	(2,008,788)
Net Assets	**$ 12,625,379**

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 2,841
Dividends	28,354
Total Investment Income	**31,195**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	48,649
Administration Fees	3,433
12b-1 Fess (Class A = $13,379, Class B = 3,755) [NOTE 3]	17,134
Accounting Fees	11,070
Registration Fees	3,063
Transfer Agent Fees (Class A = $14,140, Class B = $1,338)	15,478
Custodian Fees	1,815
Pricing Expense	1,494
Printing Expense	1,570
Auditing Fees	1,855
Insurance Expense	619
Legal Expense	890
Service Fees (Class B) [NOTE 3]	1,251
Miscellaneous Expense	260
Total Expenses	**108,581**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(12,862)
Total Net Expenses	**95,719**
Net Investment Loss	**(64,524)**

REALIZED AND UNREALIZED LOSS ON INVESTMENTS

	amount
Net Realized Loss on Investments	(1,068,005)
Change in Unrealized Depreciation of Investments	(1,799,069)
Net Realized and Unrealized Loss on Investments	(2,867,074)
Decrease in Net Assets Resulting from Operations	**$ (2,931,598)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (unaudited)	year ended 12/31/2001
Operations:		
Net Investment Loss	$ (64,524)	$ (57,897)
Net Change in Unrealized Depreciation of Investments	(1,068,005)	(146,495)
Net Realized Loss on Investments	(1,799,069)	(505,974)
Decrease in Net Assets (resulting from operations)	(2,931,598)	(710,366)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	6,203,877	8,195,887
Class B	460,683	735,212
Cost of Shares Redeemed:		
Class A	(790,866)	(302,549)
Class B	(88,792)	(136,616)
Increase in Net Assets (resulting from capital share transactions)	5,784,902	8,491,934
Total Increase in Net Assets	2,853,304	7,781,568
Net Assets:		
Beginning of Period	9,772,075	1,990,507
End of Period [including undistributed net investment loss of $64,524 and $0, respectively]	$ 12,625,379	$ 9,772,075
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	939,639	1,091,786
Class B	70,320	98,379
Shares Redeemed:		
Class A	(121,086)	(39,278)
Class B	(12,950)	(18,377)
Net Increase in Number of Shares Outstanding	875,923	1,132,510

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

LARGE/MID CAP GROWTH FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (B)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 7.28	$ 9.43	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.03)	(0.04)	-
Net Realized and Unrealized Loss on	(1.56)	(2.11)	(0.57)
Total from Investment Operations	(1.59)	(2.15)	(0.57)
Net Asset Value at End of Period	$ 5.69	$ 7.28	$ 9.43
Total Return (A)(D)	(21.84)%	(22.80)%	(5.69)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 11,586	$ 8,854	$ 1,547
Ratio of Expenses to Average Net Assets:			
Before Reimbursement and Waiver of Expenses by Advisor	1.82% (C)	2.32%	5.55% (C)
After Reimbursement and Waiver of Expenses by Advisor	1.60% (C)	1.60%	1.60% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement and Waiver of Expenses by Advisor	(1.27)% (C)	(1.72)%	(3.98)% (C)
After Reimbursement and Waiver of Expenses by Advisor	(1.05)% (C)	(1.00)%	(0.03)% (C)
Portfolio Turnover	26.37%	20.47%	4.46%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For the period October 5, 2000 (commencement of operations) to December 31, 2000.
(C) Annualized
(D) For periods of less than a full year, the total return is not annualized.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

LARGE/MID CAP GROWTH FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (B)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 7.22	$ 9.41	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.06)	(0.08)	(0.01)
Net Realized and Unrealized Loss on	(1.53)	(2.11)	(0.58)
Total from Investment Operations	(1.59)	(2.19)	(0.59)
Net Asset Value at End of Period	$ 5.63	$ 7.22	$ 9.41
Total Return (A)(D)	(22.02)%	(23.27)%	(5.89)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 1,040	$ 918	$ 444
Ratio of Expenses to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	2.76% (C)	3.66%	6.30% (C)
After Reimbursement of Expenses by Advisor	2.35% (C)	2.35%	2.35% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	(2.22)% (C)	(3.11)%	(4.73)% (C)
After Reimbursement of Expenses by Advisor	(1.81)% (C)	(1.80)%	(0.78)% (C)
Portfolio Turnover	26.37%	20.47%	4.46%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For the period October 9, 2000 (Commencement of operations) to December 31, 2000.
(C) Annualized
(D) For periods of less than a full year, the total return is not annualized.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Large/Mid-Cap Growth Fund [40]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

MUTUAL FUNDS - 101.06%

number of shares		market value
574,397	Timothy Aggressive Growth Fund	$ 3,176,416
997,909	Timothy Large/Mid-Cap Growth Fund	5,678,101
390,359	Timothy Large/Mid-Cap Value Fund	4,126,102
246,214	Timothy Small Cap Value Fund	3,343,583
	TOTAL COMMON STOCK (Cost $18,529,963)	16,324,202

SHORT TERM INVESTMENTS - 0.12%

numbers of shares		market value
20,116	Firstar Bank Treasury Fund (cost $20,116)	$ 20,116
	TOTAL INVESTMENTS - 101.18% (identified cost $18,550,079)	16,344,318
	OTHER ASSETS AND LIABILITIES - (1.18)%	(190,979)
	NET ASSETS - 100.00%	$ 16,153,339

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $18,550,079) [NOTE 1]	$ 16,344,318
Receivables:	
Fund Shares Sold	95,822
Accrued Interest	92
Commission Receivable due from Advisor	1,831
Due From Advisor	2,571
Total Assets	**$ 16,444,634**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	$ 177,589
Payable to Custodian	91,059
Accrued Expenses	22,647
Total Liabilities	**$ 291,295**

NET ASSETS

	amount
Class A Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 943,619 shares outstanding)	$ 7,002,888
Net Asset Value and Redemption Price Per Class A Share ($7,002,888/ 943,619 shares)	$ 7.42
Offering Price Per Share ($7.42/0.945)	$ 7.85
Class B Shares:	
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 1,245,791 shares outstanding)	$ 9,150,451
Net Asset Value and Offering Price Per Class B Share ($9,150,451 / 1,245,791 shares)	$ 7.35
Maximum Redemption Price Per Class B Share ($7.35 x 0.95)	$ 6.98
Net Assets	**$ 16,153,339**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 18,482,504
Accumulated Net Investment Loss on Investments	(123,978)
Net Accumulated Realized Gain on Investments	574
Net Unrealized Depreciation in Value of Investments	(2,205,761)
Net Assets	**$ 16,153,339**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 833
Total Investment Income	**833**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	11,047
Accounting Fees	12,625
Transfer Agent Fees (Class A = $7,236, Class B = $11,062)	18,298
12b-1 Fees (Class A = $7,390, Class B = $11,017) [NOTE 3]	18,407
Custodian Fees	2,836
Administration Fees	4,459
Auditing Fees	1,020
Service Fees (Class B) [NOTE 3]	51,426
Registrations Expense	3,945
Legal Expense	1,633
Insurance Expense	719
Printing Expense	917
Miscellaneous Expense	267
Total Expenses	**127,599**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(2,788)
Total Net Expenses	**124,811**
Net Investment Loss	**(123,978)**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Change in Unrealized Depreciation of Investments	(2,076,950)
Net Realized and Unrealized Loss on Investments	(2,076,950)
Decrease in Net Assets Resulting from Operations	**$ (2,200,928)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

INCREASE IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01
Operations:		
Net Investment Loss	$ (123,978)	$ (101,757)
Net Change in Unrealized Depreciation of Investments	(2,076,950)	(92,430)
Capital Gain Distributions from Other Investment Companies	-	13,115
Net Realized Loss on Investments	-	(630)
Decrease in Net Assets (resulting from operations)	(2,200,928)	(181,702)
Distributions to Shareholders:		
Net Capital Gains:		
Class A	-	(7,201)
Class B	-	(11,483)
Total Distributions	-	(18,684)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	3,618,380	4,330,628
Class B	3,894,414	6,707,533
Dividends Reinvested:		
Class A	-	7,101
Class B	-	10,787
Cost of Shares Redeemed:		
Class A	(368,606)	(114,860)
Class B	(506,211)	(384,975)
Increase in Net Assets (resulting from capital share transactions)	6,637,977	10,556,214
Total Increase in Net Assets	4,437,049	10,355,828
Net Assets:		
Beginning of period	11,716,290	1,360,462
End of Period (including undistributed investment loss of $123,978 and $0, respectively)	$ 16,153,339	$ 11,716,290
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold:		
Class A	437,592	517,676
Class B	473,646	788,513
Cost of Shares Reinvested:		
Class A	-	848
Class B	-	1,298
Shares Redeemed:		
Class A	(45,627)	(14,332)
Class B	(64,398)	(47,397)
Net Increase in Number of Shares Outstanding	801,213	1,246,606

The accompanying notes are an integral part of these financial statements.

Timothy Plan Strategic Growth Fund [**44**]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

STRATEGIC GROWTH FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (D)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 8.47	$ 9.61	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.05)	(0.05)	(0.01)
Net Realized and Unrealized Loss on Investments	(1.00)	(1.08)	(0.38)
Total from Investment Operations	(1.05)	(1.13)	(0.39)
Less Distributions:			
Dividends from Realized Gains	-	(0.01)	-
Dividends from Net Investment Income	-	-	-
Total Distributions	-	(0.01)	-
Net Asset Value at End of Period	$ 7.42	$ 8.47	$ 9.61
Total Return (A) (B)	(12.40)%	(11.72)%	(3.90)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 7,003	$ 4,675	$ 456
Ratio of Expenses to Average Net Assets:			
Before Reimbursement and waiver of Expenses	1.29% (C)	1.68%	6.80% (C)
After Reimbursement and waiver of Expenses by Advisor	1.25% (C)	1.25%	1.25% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement and waiver of Expenses	(1.27)% (C)	(1.61)%	(6.22)% (C)
After Reimbursement and waiver of Expenses by Advisor	(1.23)% (C)	(1.18)%	(0.67)% (C)
Portfolio Turnover	0.00%	0.15%	0.30%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For Periods Of Less Than A Full Year, The Total Return is Not Annualized.
(C) Annualized
(D) For the Period October 5, 2000 (commencement of operations) to December 31, 2000.

The accompanying notes are an integral part of these financial statements.
Timothy Plan Strategic Growth Fund [45]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

STRATEGIC GROWTH FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (D)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 8.42	$ 9.61	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.08)	(0.09)	(0.03)
Net Realized and Unrealized Loss on Investments	(0.99)	(1.09)	(0.36)
Total from Investment Operations	(1.07)	(1.18)	(0.39)
Less Distributions:			
Dividends from Realized Gains	-	(0.01)	-
Dividends from Net Investment Income	-	-	-
Total Distributions	-	(0.01)	-
Net Asset Value at End of Period	$ 7.35	$ 8.42	$ 9.61
Total Return (A) (B)	(12.71)%	(12.24)%	(3.90)%
Ratios/Supplemental Data:			
Net Assets, End of Period (in 000s)	$ 9,150	$ 7,042	$ 904
Ratio of Expenses to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	2.03% (C)	2.27%	7.55% (C)
After Reimbursement of Expenses by Advisor	2.00% (C)	2.00%	2.00% (C)
Ratio of Net Investment Loss to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	(2.02)% (C)	(2.21)%	(6.97)% (C)
After Reimbursement of Expenses by Advisor	(1.99)% (C)	(1.94)%	(1.42)% (C)
Portfolio Turnover	0.00%	0.15%	0.30%

(A) Total Return Calculation Does Not Reflect Redemption Fee.
(B) For Periods Of Less Than A Full Year, The Total Return is Not Annualized
(C) Annualized
(D) For the Period October 9, 2000 (commencement of operations) to December 31, 2000.

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Common Stocks - 98.41%

number of shares		market value
463,513	Timothy Fixed Income Fund	$ 4,486,805
516,649	Timothy Large/Mid-Cap Growth Fund	2,939,734
424,379	Timothy Large/Mid-Cap Value Fund	4,485,686
225,671	Timothy Small Cap Value Fund	3,064,609
	Total Common Stocks (cost $15,723,620)	$ 14,976,834

Short Term Investments - 0.45%

number of shares		market value
69,400	Firstar Treasury Fund (cost $69,400)	$ 69,400
	TOTAL INVESTMENTS - 98.86% (identified cost $15,793,020)	**15,046,234**
	OTHER ASSETS AND LIABILITIES, NET - 1.14%	**173,142**
	NET ASSETS - 100.00%	**$ 15,219,376**

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

		amount
Investments in Securities at Value (identified cost $15,793,020) [NOTE 1]	$	15,046,234
Cash		15,996
Receivables:		
Dividends		53,350
Interest		177
Commission Receivable due from Advisor		3,718
Fund shares sold		123,394
Total Assets	**$**	**15,242,869**

LIABILITIES

		amount
Payable for Fund Shares Redeemed	$	14,671
Accrued Expenses		8,822
Total Liabilities	**$**	**23,493**

NET ASSETS

		amount
Class A Shares:		
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 968,347 shares outstanding)	$	8,638,385
Net Asset Value and Redemption price Per Class A Share ($8,638,385 / 968,347 shares)	$	8.92
Offering Price Per Share ($8.92 / 0.945)	$	9.44
Class B Shares:		
Net Assets (unlimited shares of $0.001 par beneficial interest authorized; 748,040 shares outstanding)	$	6,580,991
Net Asset Value and Offering Price Per Class B Share ($6,580,991 / 748,040 shares)	$	8.80
Maximum Redemption Price Per Share ($8.80 x 0.95)	$	8.36
Net Assets	**$**	**15,219,376**

SOURCES OF NET ASSETS

		amount
At June 30, 2002, Net Assets Consisted of:		
Paid-in Capital	$	16,001,139
Undistributed Net Investment Income		2,418
Accumulated Net Realized Loss on Investments		(37,395)
Net Unrealized Depreciation in Value of Investments		(746,786)
Net Assets	**$**	**15,966,162**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 789
Dividends	97,354
Total Investment Income	**98,143**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	9,522
Transfer Agent Fees (Class A =$10,130, Class B =$6,176)	16,307
Administration Fees	4,216
12b-1 Fees (Class A =$9,263, Class B =$6,644) [NOTE 3]	15,907
Accounting Fees	12,192
Custodian Fees	2,883
Auditing Fees	577
Servicing Fees (Class B) [NOTE 3]	35,714
Insurance Expense	153
Legal Expense	1,075
Registration Expense	5,163
Printing Expense	788
Miscellaneous Expense	307
Total Expenses	**104,804**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(8,746)
Total Net Expenses	**96,058**
Net Investment Income	**2,085**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Loss on Investments	
Change in Unrealized Appreciation of Investments	(895,411)
Net Realized and Unrealized Gain on Investments	(895,411)
Increase in Net Assets Resulting from Operations	**$ (893,326)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01
Operations:		
Net Investment Income	$ 2,085	500
Net Change in Unrealized Appreciation (Depreciation) of Investments	(895,411)	151,801
Capital Gain Distributions From Other Investment Companies	-	12,637
Net Realized Gain (Loss) on Investments	-	(50,032)
Increase in Net Assets (resulting from operations)	(893,326)	114,906
Distributions to shareholders:		
Net Income		
Class A	-	(645)
Class B	-	(42)
Capital Gains		
Class A	-	(5,335)
Class B	-	(3,857)
Total Distributions	-	(9,879)
Capital Share Transactions:		
Proceeds from Shares Sold:		
Class A	3,580,355	5,611,527
Class B	3,256,792	3,920,643
Cost of Shares Redeemed:		
Class A	(238,205)	(198,550)
Class B	(613,742)	(98,233)
Cost of Shares Reinvested:		
Class A	-	5,497
Class B	-	3,633
Increase in Net Assets (resulting from capital share transactions)	5,985,200	9,244,517
Total Increase in Net Assets	5,091,874	9,349,544
Net Assets:		
Beginning of Period	10,127,502	777,958
End of Period (including undistributed investment income of $2,418 and $333, respectively)	$ 15,219,376	$ 10,127,502
Shares of Capital Stock of the Fund Sold:		
Shares Sold:		
Class A	380,438	604,976
Class B	350,179	427,286
Cost of Shares Redeemed:		
Class A	(25,889)	(21,550)
Class B	(67,360)	(10,746)
Cost of Shares Reinvested:		
Class A	-	590
Class B	-	394
Net Increase in Number of Shares Outstanding	637,368	1,000,950

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

CONSERVATIVE GROWTH FUND - CLASS A SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (D)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 9.43	$ 9.98	$ 10.00
Income from Investment Operations:			
Net Investment Income (Loss)	0.02	(0.01)	0.02
Net Realized and Unrealized Loss on Investments	(0.53)	(0.53)	(0.04)
Total from Investment Operations	(0.51)	(0.54)	(0.02)
Less Distributions:			
Dividends from Realized Gains	-	(0.01)	-
Dividends from Net Investment Income	-	(0.00) *	-
Total Distributions	-	(0.01)	-
Net Asset Value at End of Period	$ 8.92	$ 9.43	$ 9.98
Total Return (A) (B)	(5.41)%	(5.41)%	(0.20)%
Ratios/Supplimental Data:			
Net Assets, End of Period (in 000s)	$ 8,638	$ 5,787	$ 297
Ratio of Expenses to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	1.36% (c)	1.74%	9.91% (c)
After Reimbursement of Expenses by Advisor	1.20% (c)	1.20%	1.20% (c)
Ratio of Net Investment Income (Loss) to Average			
Before Reimbursement of Expenses by Advisor	0.17% (c)	(0.17)%	(7.41)% (c)
After Reimbursement of Expenses by Advisor	0.34% (c)	0.37%	1.30% (c)
Portfolio Turnover	0.00%	4.03%	0.56%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For Periods Of Less Than A Full Year, The Total Return Is Not Annualized.
(C) Annualized
(D) For the period October 5, 2000 (Commencement of Operations) to December 31, 2000.
* Distribution was less than $0.01 per share.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

CONSERVATIVE GROWTH FUND - CLASS B SHARES

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01	period ended 12/31/00 (D)
Per Share Operating Performance:			
Net Asset Value at Beginning of Period	$ 9.33	$ 9.96	$ 10.00
Income from Investment Operations:			
Net Investment Loss	(0.02)	(0.02)	-
Net Realized and Unrealized Loss on Investments	(0.51)	(0.60)	(0.04)
Total from Investment Operations	(0.53)	(0.62)	(0.04)
Less Distributions:			
Dividends from Realized Gains	-	(0.01)	-
Dividends from Net Investment Income	-	0.00 *	-
Total Distributions	-	(0.01)	-
Net Asset Value at End of Period	$ 8.80	$ 9.33	$ 9.96
Total Return (A) (B)	(5.68)%	(6.23)%	(0.40)%
Ratios/Supplimental Data:			
Net Assets, End of Period (in 000s)	$ 6,581	$ 4,340	$ 481
Ratio of Expenses to Average Net Assets:			
Before Reimbursement of Expenses by Advisor	2.04% (C)	2.70%	10.66% (C)
After Reimbursement of Expenses by Advisor	1.95% (C)	1.95%	1.95% (C)
Ratio of Net Investment Income (Loss) to Average			
Before Reimbursement of Expenses by Advisor	0.49% (C)	(1.19)%	(8.16)% (C)
After Reimbursement of Expenses by Advisor	0.40% (C)	(0.44)%	0.55% (C)
Portfolio Turnover	0.00%	4.03%	0.56%

(A) Total Return Calculation Does Not Reflect Sales Load.
(B) For Periods Of Less Than A Full Year, The Total Return Is Not Annualized.
(C) Annualized
(D) For the period October 5, 2000 (Commencement of Operations) to December 31, 2000.
* Distribution was less than $0.01 per share.

The accompanying notes are an integral part of these financial statements.

Timothy Plan Conservative Growth Fund [52]

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

SHORT TERM INVESTMENTS - 86.21%

par value		market value
	Government Agencies - 86.21%	
200,000	Farmer Mac Discount, 1.72%, 07/01/2002	$ 200,000
150,000	Federal Farm Credit Bank, 1.63%, 07/03/2002	149,986
100,000	Federal Farm Credit Bank, 2.00%, 07/08/2002	99,962
200,000	Federal Farm Credit Bank, 1.70%, 07/12/2002	199,895
250,000	Federal Farm Credit Bank, 1.75%, 08/02/2002	249,611
300,000	Federal Farm Credit Corp., 1.58%, 08/27/2002	299,250
300,000	Federal Farm Credit Corp., 1.65%, 09/13/2002	298,982
250,000	Federal Home Loan Bank, 1.62%, 07/01/2002	250,000
200,000	Federal Home Loan Bank, 1.64%, 07/17/2002	199,854
199,000	Federal Home Loan Bank, 1.75%, 08/07/2002	198,642
300,000	Federal Home Loan Bank, 1.64%, 08/16/2002	299,383
300,000	Federal Home Loan Bank, 1.82%, 08/22/2002	299,205
300,000	Federal Home Loan Bank, 1.64%, 09/04/2002	299,112
	Total Short Term Investments (cost $3,043,882)	3,043,882
	Money Market Instruments - 12.43%	
438,675	Firstar Treasury Fund, 1.20%, (a) (Cost $438,675)	438,675
	TOTAL INVESTMENTS - 98.64% (identified cost $3,482,557)	**3,482,557**
	OTHER ASSETS AND LIABILITIES, NET - 1.36%	**48,136**
	NET ASSETS - 100.00%	$ **3,530,693**

(a) Variable rate security; the rate shown represents the rate at June 30, 2002.

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

ASSETS

	amount
Investments in Securities at Value (identified cost $3,482,557) [NOTE 1]	$ 3,482,557
Cash	5
Receivables:	
Interest	266
Fund Shares Sold	51,834
From Investment Advisor	3,969
Total Assets	**$ 3,538,631**

LIABILITIES

	amount
Payable for Fund Shares Redeemed	$ 3,215
Accrued Expenses	4,135
Income Distribution Payable	588
Total Liabilities	**$ 7,938**

NET ASSETS

	amount
Shares of Capital Stock Outstanding (par value $0.001, unlimited shares authorized)	$ 3,530,344
Net Asset Value, Offering and Redemption Price Per Share ($3,530,693 / 3,530,344 shares)	$ 1.00
Net Assets	**$ 3,530,693**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 3,530,419
Undistributed Net Investment Income	274
Net Assets	**$ 3,530,693**

The accompanying notes are an integral part of these financial statements.

Timothy Plan Money Market Fund [54]

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2002 (Unaudited)

INVESTMENT INCOME

	amount
Interest	$ 25,994
Total Investment Income	**25,994**

EXPENSES

	amount
Investment Advisory Fees [NOTE 3]	9,033
Transfer Agent Fees	7,475
Administration Fees	1,694
Accounting Fees	6,948
Auditing Fees	493
Insurance Fees	224
Legal Fees	464
Registration Fees	2,095
Custodian Fees	1,985
Pricing Fees	824
Printing Fees	489
Miscellaneous Expense	49
Total Expenses	**31,773**
Expenses Waived and Reimbursed by Advisor [NOTE 3]	(18,974)
Total Net Expenses	**12,799**
Net Investment Income	**13,195**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Increase in Net Assets Resulting from Operations	**$ 13,195**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS

	six months ended 06/30/02 (unaudited)	year ended 12/31/01
Operations:		
Net Investment Income	$ 13,195	$ 61,576
Increase in Net Assets (resulting from operations)	13,195	61,576
Distributions to Shareholders:		
Net Income	(12,921)	(61,546)
Capital Share Transactions:		
Proceeds from Shares Sold	2,146,277	4,203,813
Dividends Reinvested	12,956	60,191
Cost of Shares Redeemed	(1,403,245)	(2,892,945)
Increase in Net Assets (resulting from capital share transactions)	755,988	1,371,059
Total Increase in Net Assets	756,262	1,371,089
Net Assets:		
Beginning of Period	2,774,431	1,403,342
End of Period	$ 3,530,693	$ 2,774,431
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold	2,146,277	4,203,813
Shares Reinvested	12,956	60,191
Shares Redeemed	(1,403,245)	(2,892,945)
Net Increase in Number of Shares Outstanding	755,988	1,371,059

The accompanying notes are an integral part of these financial statements.

Timothy Plan Money Market Fund [**56**]

FINANCIAL HIGHLIGHTS

The table below set forth financial data for one share of capital stock outstanding throughout each period presented.

MONEY MARKET FUND - CLASS A SHARES

	six months ended 6/30/02 (unaudited)	year ended 37256	year ended 12/31/00	ended 12/31/99 (B)
Per Share Operating Performance:				
Net Asset Value at Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.01	0.03	0.05	0.02
Total from Investment Operations	0.01	0.03	0.05	0.02
Less Distributions:				
Dividends from Realized Gains	-	-	-	-
Dividends from Net Investment Income	(0.01)	(0.03)	(0.05)	(0.02)
Total Distributions	(0.01)	(0.03)	(0.05)	(0.02)
Net Asset Value at End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return (A)	0.44%	3.34%	5.34%	1.78%
Ratios/Supplimental Data:				
Net Assets, End of Period (in 000s)	$ 3,531	$ 2,774	$ 1,403	$ 760
Ratio of Expenses to Average Net Assets:				
Before Reimbursement of Expenses by Advisor	2.11% (C)	2.33%	4.53%	5.75% (C)
After Reimbursement of Expenses by Advisor	0.85% (C)	0.73%	0.85%	0.85% (C)
Ratio of Net Investment Income (Loss) to Average				
Before Reimbursement of Expenses by Advisor	(0.38)% (C)	1.45%	1.58%	(0.73)% (C)
After Reimbursement of Expenses by Advisor	0.88% (C)	3.05%	5.25%	4.17% (C)

(A) Not Annualized.
(B) For the Period July 9, 1999 (Commencement of Operations) to December 31, 1999.
(C) Annualized.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 (Unaudited)

TIMOTHY PLAN FAMILY OF FUNDS

Note 1 – Significant Accounting Policies

The Timothy Plan (the "Trust") is organized as a series of a Delaware business trust pursuant to a trust agreement dated December 16, 1993. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. The Trust currently consists of eight series: The Timothy Plan Aggressive Growth Fund, The Timothy Plan Conservative Growth Fund, The Timothy Plan Fixed Income Fund, The Timothy Plan Small-Cap Value Fund, The Timothy Plan Large/Mid-Cap Growth Fund, The Timothy Plan Large/Mid-Cap Value Fund, The Timothy Plan Money Market Fund, and The Timothy Plan Strategic Growth Fund, ("the Funds").

The Timothy Plan Aggressive Growth Fund's investment objective is long-term growth of capital. The Fund seeks to achieve its investment objective by normally investing at least 65% of the Fund's total assets in US common stocks without regard to market capitalizations and investing in the securities of a limited number of companies which the Fund's Adviser believes show a high probability for superior growth.

The Timothy Plan Conservative Growth Fund seeks to generate moderate levels of long-term capital growth with a secondary objective of current income. The Fund seeks to achieve its investment objective by normally investing at least 75% of its net assets in the following Funds: approximately 15%-20% of its net assets in the Timothy Plan Small-Cap Value Fund; approximately 25%-30% of its net assets in the Timothy Plan Large/Mid-Cap Value Fund; approximately 15%-20% of its net assets in the Timothy Plan Large/Mid-Cap Growth Fund; and approximately 25%-30% in the Timothy Plan Fixed Income Fund.

The Timothy Plan Fixed Income Fund seeks to generate a high level of current income consistent with prudent investment risk. To achieve its goal, the Fund normally invests in a diversified portfolio of debt securities. These include corporate bonds, U.S. Government and agency securities and preferred securities. The Fund will only purchase high quality securities.

The Timothy Plan Small-Cap Value Fund's primary objective is long-term capital growth, with a secondary objective of current income. The Fund seeks to achieve its investment objective by investing primarily in common stocks and ADRs while abiding by ethical standards established for investments by the Fund.

The Timothy Plan Large/Mid-Cap Growth Fund's investment objective is long-term growth of capital. Current income is not a significant investment consideration and any such income realized will be considered incidental to the Fund's investment objective. The Fund seeks to achieve its investment objective by normally investing at least 65% of the Fund's total assets in US common stocks with market capitalizations in excess of $1 billion.

The Timothy Plan Large/Mid-Cap Value Fund's investment objective is long-term capital growth, with a secondary objective of current income. The Fund seeks to achieve its objectives by primarily investing in common stocks and ADRs. The Fund will invest in the common stock of companies whose total market capitalization generally exceeds $1 billion.

The Timothy Plan Money Market Fund seeks to generate a high level of current income consistent with the preservation of capital. To achieve its goal, the Fund normally invests in short-term debt instruments, such as obligations of the U.S. Government and its agencies, certificates of deposit, bankers acceptances, commercial paper and short-term corporate notes.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 (Unaudited)

TIMOTHY PLAN FAMILY OF FUNDS

Note 1 – Significant Accounting Policies (cont.)

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles generally accepted in the United States of America for investment companies.

A. Security Valuation
Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period. Unlisted securities or listed securities, in which there were no sales, are valued at the mean of the closing bid and ask prices. Short-term obligations with remaining maturities of 60 days or less are valued at cost plus accrued interest, which approximates market value.

B. Investment Income and Securities Transactions
Security transactions are accounted for on the date the securities are purchased or sold (trade date). Cost is determined and gains and losses are based on the identified cost basis for both financial statement and federal income tax purposes. Dividend income and distributions to shareholders are reported on the ex-dividend date. Interest income and expenses are accrued daily. The Timothy Plan Small-Cap Value Fund has made certain investments in real estate investment trusts ("REITs") which pay dividends to their shareholders based upon available funds from operations. It is quite common for these dividends to exceed the REIT's taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital.

C. Net Asset Value Per Share
Net asset value per share of the capital stock of the Funds is determined daily as of the close of trading on the New York Stock Exchange by dividing the value of its net assets by the number of Fund shares outstanding. Net Asset Value is calculated separately for each class of the following Funds, The Timothy Plan Aggressive Growth Fund, The Timothy Plan Conservative Growth Fund, The Timothy Plan Small-Cap Value Fund, The Timothy Plan Large/Mid-Cap Growth Fund, The Timothy Plan Large/Mid-Cap Value Fund, The Timothy Plan Strategic Growth Fund and The asset value of the classes may differ because of different fees and expenses charged to each class.

D. Classes
Class specific expenses are borne by that class. Income, expenses, and realized and unrealized gains/losses are allocated to the respective classes on the basis of relative daily net assets.

E. Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 (Unaudited)

TIMOTHY PLAN FAMILY OF FUNDS

Note 2 – Purchases and Sales of Securities

The following is a summary of the cost of purchases and proceeds from the sale of securities, other than short-term investments, for the six months ended June 30, 2002:

funds	purchases	sales
Agggressive Growth Fund	$ 4,392,437	$ 2,766,799
Conservative Growth Fund	$ 5,910,000	$ -
Fixed Income Fund	$ 4,281,424	$ 111,875
Large/Mid-Cap Growth Fund	$ 9,564,293	$ 2,924,082
Large/Mid-Cap Value Fund	$ 5,781,811	$ 3,219,284
Small-Cap Value Fund	$ 15,844,698	$ 10,783,388
Strategic Growth Fund	$ 6,800,000	$ -

Note 3 – Investment Management Fee and Other Transactions with Affiliates

Timothy Partners, LTD., ("TPL") is the investment advisor for the Funds pursuant to an investment advisory agreement (the "Agreement") effective May 1, 1998. Under the terms of the Agreement, TPL receives a fee, accrued daily and paid monthly, at an annual rate of 0.85% of the average daily net assets of The Timothy Plan Aggressive Growth, The Timothy Plan Small-Cap Value, The Timothy Plan Large/Mid-Cap Growth and The Timothy Plan Large/Mid-Cap Value Funds; 0.60% of the average daily net assets of The Timothy Plan Fixed Income and Timothy Plan Money Market Funds; and 0.15% of the average daily net assets of The Timothy Plan Conservative Growth and The Timothy Plan Strategic Growth Funds. TPL has voluntarily agreed to reduce fees payable to it by the Funds and reimburse other expenses to the extent necessary to limit the Funds' aggregate annual operating expenses, excluding brokerage commissions and other portfolio transaction expenses, interest, taxes, capital expenditures and extraordinary expenses to 0.85% for the Timothy Plan Money Market Fund and to the specified percentages listed below for each class of shares:

funds	Class A	Class B
Agggressive Growth Fund	1.60%	2.35%
Conservative Growth Fund	1.20%	1.95%
Fixed Income Fund	1.35%	2.10%
Large/Mid-Cap Growth Fund	1.60%	2.35%
Large/Mid-Cap Value Fund	N/A	N/A
Small-Cap Value Fund	N/A	N/A
Strategic Growth Fund	1.25%	2.00%

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 (Unaudited)

TIMOTHY PLAN FAMILY OF FUNDS

Note 3 – Investment Management Fee and Other Transactions with Affiliates (cont.)

For the six months ended June 30, 2002, TPL waived and reimbursed the Funds as follows:

funds	waivers and reimbursements
Agggressive Growth Fund	$ 21,168
Conservative Growth Fund	$ 8,746
Fixed Income Fund	$ 21,317
Large/Mid-Cap Growth Fund	$ 12,862
Large/Mid-Cap Value Fund	$ -
Money Market Fund	$ 18,974
Small-Cap Value Fund	$ -
Strategic Growth Fund	$ 2,788

The Timothy Plan Aggressive Growth, Timothy Plan Conservative Growth, Timothy Plan Fixed Income, Timothy Plan Large/Mid-Cap Growth, Timothy Plan Large/Mid-Cap Value, Timothy Plan Small-Cap Value, and Timothy Plan Strategic Growth Funds have adopted shareholder services plans (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The Plans provide that the Fund will pay TPL or others for expenses that relate to the promotion or distribution of shares. Under the Class A Plan, the Funds will pay TPL a fee at an annual rate of 0.25%, payable monthly, of the average daily net assets attributable to such class of shares. Under the Class B Plans, the Fund will pay TPL a fee at an annual rate of 1.00%, payable monthly, of which, 0.25% may be a service fee and 0.75% may be payable to outside broker/dealers, of the average daily net assets attributable to such class of shares. For the six months ended June 30, 2002, the Funds paid TPL under the terms of the Plan as follows:

funds	distribution costs	service fees
Aggressive Growth Fund	$ 6,816	$ 552
Conservative Growth Fund	$ 15,907	$ 35,714
Fixed Income Fund	$ 12,424	$ 1,779
Large/Mid-Cap Growth Fund	$ 17,134	$ 1,251
Large/Mid-Cap Value Fund	$ 35,106	$ 5,050
Small-Cap Value Fund	$ 78,554	$ 18,194
Strategic Growth Fund	$ 18,407	$ 426

Note 4 - Unrealized Appreciation (Depreciation)

At June 30, 2002, the cost for federal income tax purposes is and the composition of gross unrealized appreciation (depreciation) of investment securities is as follows:

funds	cost	app	dep	net app. / dep.
Aggressive Growth Fund	$ 4,874,130	$ 248,798	$ (379,788)	$ (130,990)
Conservative Growth Fund	$ 15,793,020	$ 94,911	$ (841,697)	$ (746,786)
Fixed Income Fund	$ 9,513,960	$ 152,676	$ (236,341)	$ (83,665)
Large/Mid-Cap Growth Fund	$ 15,293,739	$ 358,871	$ (2,367,659)	$ (2,008,788)
Large/Mid-Cap Value Fund	$ 20,714,080	$ 1,508,057	$ (1,890,213)	$ (382,156)
Money Market Fund	$ 3,482,557	N/A	N/A	N/A
Small-Cap Value Fund	$ 36,359,858	$ 6,727,451	$ (3,013,326)	$ 3,714,125
Strategic Growth Fund	$ 18,550,079	$ 121,301	$ (2,327,062)	$ (2,205,761)

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OFFICERS
Arthur D. Ally, President
Joseph E. Boatwright, Secretary
Wesley W. Pennington, Treasurer

INVESTMENT ADVISOR
Timothy Partners, LTD.
1304 West Fairbanks Avenue
Winter Park, FL 32789

DISTRIBUTOR
Timothy Partners, LTD.
1304 West Fairbanks Avenue
Winter Park, FL 32789

TRANSFER AGENT
Unified Fund Services, Inc.
431 N Pennsylvania Street
Indianapolis, IN 46204

AUDITORS
Tait, Weller & Baker
Eight Penn Center Plaza, Suite 800
Philadelphia, PA 19103

LEGAL COUNSEL
Thompson Coburn
One US Bank Plaza
St. Louis, MO 63101

For additional information or a prospectus, please call: **1-800-846-7526**
Visit the Timothy Plan web site on the internet at: **www.timothyplan.com**

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The Timothy Plan
1304 West Fairbanks Avenue
Winter Park, FL 32789
www.timothyplan.com
E-mail info@timothyplan.com
Tel (800) 846-7526

THE TIMOTHY PLAN
small-cap variable series

Semi-Annual Report
June 30, 2002

LETTER FROM THE PRESIDENT

June 30, 2002

ARTHUR D. ALLY

Dear Timothy Plan Shareholder:

I do not think I have to tell most of you that the markets have been extremely volatile so far this year. The media has been on a feeding frenzy that has been hard to miss. There is no question that a relatively small handful of very visible companies have been caught with their top executives' collective "hands in the till" which, tragically led to very real financial losses for their shareholders.

Nevertheless, we believe, along with our money managers, Jim Awad, that the infrastructure in America is still sound. Although these scandals have caused a negative pall to hang over the market, this Small Cap Value Fund has performed fairly well considering the environment. We are never pleased with negative returns but we do know that we will occasionally have to endure negative periods in the market. It is for this reason that preservation of capital is our number one priority.

While the current level of volatility could certainly continue through the third quarter and even perhaps beyond, we truly believe that we are at or near a market bottom. If I believe it makes sense to commit new money at these levels, and I do, then it follows that existing money should also stay the course. Although this particular fund is closed to new investors, we have two attractive asset allocation funds that are available. If history means anything, and I believe it does, then current and new investors should be happy with their investment results a year or so from now.

I have been asked repeatedly whether our moral screens helped us escape ownership in some of the scandal scarred companies. Although I believe where there's smoke there's fire and although most of those companies you have been reading about are on our screen list and, therefore, we did not own them, I still cannot say definitively that there is any direct link. That question does pose another thought: i.e., why would we think that a company funding the moral destruction of our culture could possibly have integrity in the executive suite or corporate boardroom?

The bottom line of what I want to share with you in this report is simply this: Although we cannot promise you that we will not experience negative returns during periods of market declines, we can tell you that each of our funds are being managed by top-tier money managers, that we take our commitment to preservation of capital very seriously, and that we will never, never compromise on our moral standards.

Yours in Christ,

Arthur D. Ally,
President

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Timothy Plan Small-Cap Variable Series

COMMON STOCKS - 76.02%

number of shares		market value
	APPAREL - 1.63%	
3,000	Stage Stores, Inc. *	$ 104,220
	BALL & ROLLER BEARINGS - 1.73%	
4,700	Kaydon Corp.	110,967
	BUSINESS SERVICES - 1.49%	
4,400	NCO Group, Inc. *	95,832
	CANNED, FROZEN & PRESERVED FRUIT, VEGETABLES & FOOD SPECIALTIES - 2.18%	
4,500	Corn Products International, Inc.	140,040
	CREDIT SERVICES - 2.36%	
5,400	Americredit Corp. *	151,470
	DENTAL EQUIPMENT & SUPPLIES - 3.21%	
10,000	Apogent Technologies, Inc.	205,700
	DRAWING & INSULATING NONFERROUS WIRE - 2.11%	
6,500	Belden, Inc.	135,460
	ELECTRIC & OTHER SERVICES COMBINED - 2.11%	
5,000	ALLETE, Inc.	135,500
	FINANCIAL SERVICES - INVESTMENT FIRMS - 1.56%	
6,000	MCG Capital Corp.	100,260
	LIFE INSURANCE - 0.66%	
2,100	Presidential Life Corp.	42,567
	MISCELLANEOUS PLASTIC PRODUCTS - 4.03%	
9,500	Spartech Corp.	258,685
	MORTGAGE INVESTMENT - 2.94%	
5,400	New Century Financial Corp.	188,838
	OPHTHALMIC GOODS - 1.43%	
8,000	Sola International, Inc. *	92,000
	PHARMACEUTICAL PREPARATIONS - 1.91%	
5,000	Taro Pharmaceutical Industries, LTD	122,600
	PHOTOGRAPHIC EQUIPMENT & SUPPLIES - 1.99%	
25,000	Concord Camera Corp. *	127,525
	PLASTICS PRODUCTS - 1.24%	
4,700	Quixote	79,665
	PUBLIC WAREHOUSING & STORAGE - 1.80%	
3,750	Iron Mountain, Inc. *	115,688
	RADIO & TV BROADCASTING & COMMUNICATIONS EQUIPMENT - 1.91%	
9,800	CommScope, Inc. *	122,500
	RAILROADS, LINE-HAUL OPERATING - 2.09%	
8,000	Kansas City Southern Industries, Inc. *	134,000
	SCIENTIFIC/TECHNICAL INSTRUMENTS - 1.88%	
6,000	Cognex Corp. *	120,300
	SECURITY & COMMODITY BROKERS, DEALERS, EXCHANGES & SERVICES - 1.02%	
4,500	Interactive Data Corp. *	65,520
	SECURITY BROKERS, DEALERS & FLOTATION COMPANIES - 2.55%	
5,000	Investment Technology Group	163,500
	SEMICONDUCTOR EQUIPMENT/MATERIALS - 1.79%	
10,000	Axcelis Technologies, Inc. *	114,800
	SERVICES - ADVERTISING - 1.99%	
3,500	Valassis Communications, Inc. *	127,750

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Timothy Plan Small-Cap Variable Series

COMMON STOCKS - 76.02% - continued

number of shares		market value	
	SERVICES - BUSINESS SERVICES - 9.31%		
5,620	SOURCECORP, Inc.	$	148,930
8,250	StarTek, Inc. *		220,605
10,200	TeleTech Holdings, Inc. *		97,308
5,000	Viad Corp.		130,000
			596,843
	SERVICES - COMPUTER PROGRAMMING SERVICES - 1.41%		
12,000	Hall, Kinion & Associates, Inc. *		90,120
	SERVICES - COMPUTER INTEGRATED SYSTEMS DESIGN - 3.17%		
6,300	Henry Jack & Associates, Inc.		105,147
5,500	Tier Technologies, Inc. - Class B		98,010
			203,157
	SERVICES - EMPLOYMENT AGENCIES - 1.59%		
11,200	Korn/Ferry International *		101,920
	SERVICES - HEALTH SERVICES - 0.77%		
5,500	Gentiva Health Services, Inc.		49,445
	SERVICES - HOME HEALTH CARE SERVICES - 1.39%		
3,000	Rotech Medical Corp.		89,250
	SERVICES - MISCELLANEOUS HEALTH & ALLIED SERVICES - 1.89%		
1	Accredo Health, Inc.		42
15,000	Hooper Holmes, Inc.		121,050
			121,092
	SERVICES - PREPACKAGED SOFTWARE - 1.47%		
8,000	Transaction System Architects		94,080
	STATE COMMERCIAL BANKS - 0.67%		
1,900	Capital Crossing Bank *		42,655
	TELEPHONE & TELEGRAPH APPARATUS - 2.67%		
9,000	Plantronics, Inc. *		171,090
	WHOLESALE - DURABLE GOODS - 2.50%		
11,100	Handleman Co. *		160,506
	WHOLESALE - PAPER & PAPER PRODUCTS - 1.57%		
3,300	United Stationers, Inc. *		100,320
	Total Common Stocks (cost $4,875,359)	$	4,875,865

SHORT TERM INVESTMENTS - 9.35%

number of shares		market value	
300,000	Huntington Money Fund - Investment A	$	300,000
300,000	Star Bank Treasury		300,000
	Total Short Term Investments (cost $600,000)		600,000
	Total Investments - 85.37% (identified cost $5,475,359)	**$**	**5,475,865**
	OTHER ASSETS AND LIABILITIES, NET - 14.63%		**938,170**
	Net Assets - 100.00%	**$**	**6,414,035**

* Non-income producing securities.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

Timothy Plan Small-Cap Variable Series

ASSETS

	amount
Investments in Securities at Value (identified cost $5,475,359) [NOTE 1]	$ 5,475,865
Cash	1,022,371
Receivables:	
Fund Shares Sold	5,104
Interest	473
Dividends	3,653
Due from Advisor	3,046
Total Assets	**6,510,512**

LIABILITIES

	amount
Payable for Securities Purchased	85,500
Accrued Expenses	10,977
Total Liabilities	**96,477**

NET ASSETS

	amount
Net Assets	**$ 6,414,035**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 6,316,315
Undistributed Net Investment Income	56,168
Undistributed Net Realized Gain	41,046
Net Unrealized Appreciation in Value of Investments	506
Net Assets	**$ 6,414,035**
Shares of Capital Stock Outstanding (No Par Value, Unlimited Shares Authorized)	501,582
Net Asset Value, Offering and Redemption Price Per Share ($6,414,035 / 501,582 Shares)	$ 12.79

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the six months ended June 30, 2002 (Unaudited)

Timothy Plan Small-Cap Variable Series

INVESTMENT INCOME

	amount
Interest	$ 2,671
Dividends	89,331
Total Investment Income	**92,002**

EXPENSES

	amount
Investment Advisory Fees [Note 3]	29,904
Transfer Agent Fees	6,637
Administration Fees	131
Accounting Fees	2,008
Custodian Fees	1,977
Pricing Fees	1,557
Registration Fees	226
Report Printing Fees	709
Auditing Fees	1,314
Insurance Expense	409
Participation Fees	5,984
Legal Expense	3,108
Miscellaneous Expense	26
Total Expenses	**53,990**
Expenses Waived by Advisor [Note 3]	(18,156)
Total Net Expenses	**35,834**
Net Investment Income (Loss)	**56,168**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Gain (Loss) on Investments	117,974
Change in Unrealized Appreciation (Depreciation) of Investments	(312,781)
Net Realized and Unrealized Gain (Loss) on Investments	(194,807)
Increase (Decrease) in Net Assets Resulting from Operations	**$ (138,639)**

The accompanying notes are an itegral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Timothy Plan Small-Cap Variable Series

INCREASE (DECREASE) IN NET ASSETS

	six months ended 6/30/02 (Unaudited)	year ended 12/31/01
Operations:		
Net Investment Income (Loss)	$ 56,168	$ (5,957)
Net Realized Gain (Loss) on Investments	117,974	167,770
Net Change in Unrealized Appreciation (Depreciation) of Investments	(312,781)	336,860
Increase in Net Assets (resulting from operations)	(138,639)	498,673
Distributions to Shareholders:		
Net Income	-	-
Net Realized Gains	(531)	(238,059)
Total Distributions to Shareholders	(531)	(238,059)
Capital Share Transactions:		
Proceeds from Shares Sold	1,958,628	1,934,183
Dividends Reinvested	531	238,059
Cost of Shares Redeemed	(520,094)	(644,261)
Increase (Decrease) in Net Assets (resulting from capital share transactions)	1,439,065	1,527,981
Total Increase in Net Assets	1,299,895	1,788,595
Net Assets:		
Beginning of Year	5,114,140	3,325,545
End of Year (Including undistributed net investment income of $56,168 and $0, respectively)	$ 6,414,035	$ 5,114,140
Shares of Capital Stock of the Fund Sold and Redeemed:		
Shares Sold	148,825	153,573
Shares Reinvested	41	18,495
Shares Redeemed	(39,255)	(50,727)
Net Increase (Decrease) in Number of Shares Outstanding	109,611	121,271

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of capital stock outstanding throughout each period presented.

Timothy Plan Small-Cap Variable Series

	six months ended 6/30/02 (Unaudited	year ended 12/31/01	year ended 12/31/00	year ended 12/31/99	period ended 12/31/98 (a)
Per Share Operating Performance:					
Net Asset Value, Beginning of Period	$ 13.05	$ 12.29	$ 12.37	$ 10.38	$ 10.00
Income from Investment Operations:					
Net Investment Income (Loss)	0.12	(0.02)	0.07	(0.06)	0.08
Net Realized and Unrealized Gain (Loss) on Investments	(0.38)	1.42	0.94	2.07	0.30
Total from Investment Operations	(0.26)	1.40	1.01	2.01	0.38
Less Distributions:					
Dividends from Net Investment Income (Loss)	-	-	(0.08)	(0.02)	-
Dividends from Realized Gains	-	(0.64)	(1.01)	-	-
Total Distributions	-	(0.64)	(1.09)	(0.02)	-
Net Asset Value at End of Period	$ 12.79	$ 13.05	$ 12.29	$ 12.37	$ 10.38
Total Return **(b)**	(1.99)%	11.48%	8.16%	19.38%	3.80%
Ratios/Supplimental Data:					
Net Assets, End of Period (in 000s)	$ 6,414	$ 5,114	$ 3,326	$ 1,137	$ 301
Ratio of Expenses to Average Net Assets:					
Before Reimbursement and Waiver of Expenses by Advisor	1.83% **(c)**	2.00%	1.83%	2.60%	2.88% **(c)**
After Reimbursement and Waiver of Expenses by Advisor	1.20% **(c)**	1.20%	1.20%	1.18%	1.20% **(c)**
Ratio of Net Investment Income (Loss) to Average Net Assets:					
Before Reimbursement and Waiver of Expenses by Advisor	1.29% **(c)**	(0.94)%	0.11%	(1.47)%	0.98% **(c)**
After Reimbursement and Waiver of Expenses by Advisor	1.91% **(c)**	(0.14)%	0.74%	(0.05)%	2.66% **(c)**
Portfolio Turnover	32.15%	67.40%	85.82%	65.60%	3.00%

(a) For the Period May 22, 1998 (Commencement of Operations) to December 31,1998.

(b) For Periods of Less Than One Full Year, Total Returns Are Not Annualized.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Timothy Plan Small-Cap Variable Series
June 30, 2002 (Unaudited)

Note 1 – Significant Accounting Policies

The Timothy Plan Small-Cap Variable Series (the "Fund") was organized as a diversified series of The Timothy Plan (the "Trust"). The Trust is an open-ended investment company established under the laws of Delaware by an Agreement and Declaration of Trust dated December 14, 1993 (the "Trust Agreement"). The Fund's primary objective is long-term capital growth, with a secondary objective of current income. The Fund seeks to achieve its investment objective by investing primarily in common stocks and American Depositary Receipts (ADRs) while abiding by ethical standards established for investments by the Fund. The Fund is one of one series of funds currently authorized by the Board of Trustees. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America for investment companies.

A. Security Valuation.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period. Unlisted securities, or listed securities in which there were no sales, are valued at the mean of the closing bid and ask prices. Short-term obligations with remaining maturities of 60 days or less are valued at cost plus accrued interest, which approximates market value.

B. Investment Income and Securities Transactions.

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Cost is determined and gains and losses are based on the identified cost basis for both financial statement and federal income tax purposes. Dividend income and distributions to shareholders are reported on the ex-dividend date. Interest income and expenses are accrued daily.

C. Net Asset Value Per Share.

Net asset per share of the capital stock of the Fund is determined daily as of the close of trading on the New York Stock Exchange by dividing the value of its net assets by the number of Fund shares outstanding.

D. Federal Income Taxes.

It is the policy of the Fund to comply with all requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

E. Use of Estimates.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Purchases and Sales of Securities

Purchases and sales of securities, other than short-term investments, aggregated $2,222,366 and $1,527,756 respectively, for the six months ended June 30, 2002.

Note 3 – Investment Management Fee and Other Transactions with Affiliates

Timothy Partners, LTD., ("TPL") is the investment Advisor for the Fund pursuant to an Amended and Restated Investment Advisory Agreement (the "Agreement") effective June 11, 2001. Under the terms of the Agreement, TPL receives a fee, accrued daily and paid monthly, at an annual rate of 1.00% of the average daily net assets of the Fund.

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investment Management Fee and Other Transactions with Affiliates - continued

The Advisor has voluntarily agreed to reduce fees payable to it by the Fund and reimburse other expenses to the extent necessary to limit the Fund's aggregate annual operating expenses, excluding brokerage commissions and other portfolio transaction expenses, interest, taxes, capital expenditures and extraordinary expenses, to 1.20% of average daily net assets through June 30, 2002. As a result, the Advisor has waived a portion of their fee and reimbursed the Fund for expenses in excess of the limit in the amount of $18,156 for the six months ended June 30, 2002. There is no guarantee that the Advisor will waive fees and/or reimburse expenses in the future.

Note 4 – Unrealized Appreciation (Depreciation)

At June 30, 2002, the cost for federal income tax purposes is $5,475,359. At June 30, 2002 the composition of gross unrealized appreciation (depreciation) of investment securities for tax purposes is as follows:

	Appreciation	Depreciation	Net Appreciation
The Timothy Plan Small-Cap Variable Series	$652,108	($651,602)	$506



THE
TIMOTHY
PLAN®

1304 West Fairbanks Avenue
Winter Park, FL 32789

(800) TIM-PLAN
(800) 846-7526

Visit the Timothy Plan web site on the internet at:
www.timothyplan.com

THE TIMOTHY PLAN
conservative growth &
strategic growth variable series

Semi-Annual Report
June 30, 2002

LETTER FROM THE PRESIDENT

June 30, 2002

ARTHUR D. ALLY

Dear Timothy Plan Shareholder:

I do not think I have to tell most of you that the markets have been extremely volatile so far this year. The media has been on a feeding frenzy that has been hard to miss. There is no question that a relatively small handful of very visible companies have been caught with their top executives' collective "hands in the till" which, tragically led to very real financial losses for their shareholders.

Nevertheless, we believe, along with the money managers of our underlying funds, that the infrastructure in America is still sound. Although these scandals have caused a negative pall to hang over the market, most of our underlying funds have performed fairly well considering the environment. We are never pleased with negative returns but we do know that we will occasionally have to endure negative periods in the market. It is for this reason that preservation of capital is our number one priority.

While the current level of volatility could certainly continue through the third quarter and even perhaps beyond, we truly believe that we are at or near a market bottom. If I believe it makes sense to commit new money at these levels, and I do, then it follows that existing money should also stay the course. If history means anything, and I believe it does, then current and new investors should be happy with their investment results a year or so from now.

I have been asked repeatedly whether our moral screens helped us escape ownership in some of the scandal scarred companies. Although I believe where there's smoke there's fire and although most of those companies you have been reading about are on our screen list and, therefore, we did not own them, I still cannot say definitively that there is any direct link. That question does pose another thought: i.e., why would we think that a company funding the moral destruction of our culture could possibly have integrity in the executive suite or corporate boardroom?

The bottom line of what I want to share with you in this report is simply this: Although we cannot promise you that we will not experience negative returns during periods of market declines, we can tell you that each of our funds are being managed by top-tier money managers, that we take our commitment to preservation of capital very seriously, and that we will never, never compromise on our moral standards.

Yours in Christ,

Arthur D. Ally,
President

SCHEDULE OF INVESTMENTS

As of June 30, 2002 (Unaudited)

Timothy Plan Conservative Growth Portfolio Variable Series

MUTUAL FUNDS - 99.50%

number of shares		market value
29,417	Timothy Fixed Income Fund - Class A	$ 284,760
36,955	Timothy Large Mid Cap Growth Fund - Class A	210,272
27,440	Timothy Large Mid Cap Value Fund - Class A	290,037
105,715	Timothy Plan Money Market Fund	105,715
11,774	Timothy Small Cap Value Fund - Class A	159,889
	Total Mutual Funds (cost $1,088,268)	$ 1,050,673

SHORT TERM INVESTMENTS - 0.06%

number of shares		market value
621	First American Government Money Market Fund	621
	Total Short Term Investments (cost $621)	621
	Total Investments - 99.56% (identified cost $1,088,889)	**$ 1,051,294**
	OTHER ASSETS AND LIABILITIES, NET - 0.44%	**4,624**
	Net Assets - 100.00%	**$ 1,055,918**

The accompanying notes are and integral part of these financial statements.

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

Timothy Plan Conservative Growth Portfolio Variable Series

ASSETS

	amount
Investments in Securities at Value (identified cost $1,088,889) [NOTE 1]	$ 1,051,294
Receivables:	
Fund Shares Sold	569
Interest	78
Dividends	3,386
Due From Investment Advisor	2,861
Total Assets	**1,058,188**

LIABILITIES

	amount
Accrued Expenses	2,270
Total Liabilities	**2,270**

NET ASSETS

	amount
Net Assets	**$ 1,055,918**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 1,092,617
Undistributed Net Investment Income	2,627
Undistributed Net Realized Loss	(1,732)
Net Unrealized Depreciation in Value of Investments	(37,595)
Net Assets	**$ 1,055,918**
Shares of Capital Stock Outstanding (No Par Value, Unlimited Shares Authorized)	109,870
Net Asset Value, Offering and Redemption Price Per Share ($1,055,918 / 109,870 Shares)	$ 9.61

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the period May 10, 2002 (commencement of operations) to June 30, 2002 (Unaudited)

Timothy Plan Conservative Growth Portfolio Variable Series

INVESTMENT INCOME

	amount
Interest	$ 211
Dividends	3,386
Total Investment Income	**3,597**

EXPENSES

	amount
Investment Advisory Fees [Note 3]	121
Transfer Agent Fees	500
Custodian Fees	600
Pricing Fees	58
Participation Fees	211
Fund Accounting Expense	2,000
Miscellaneous Expense	425
Total Expenses	**3,915**
Expenses Waived by Advisor [Note 3]	(2,945)
Total Net Expenses	**970**
Net Investment Income (Loss)	**2,627**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Net Realized Gain (Loss) on Investments	(1,732)
Change in Unrealized Appreciation (Depreciation) of Investments	(37,595)
Net Realized and Unrealized Gain (Loss) on Investments	(39,327)
Increase (Decrease) in Net Assets Resulting from Operations	**$ (36,700)**

The accompanying notes are an intergal part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Timothy Plan Conservative Growth Portfolio Variable Series

INCREASE (DECREASE) IN NET ASSETS

	period ended 6/30/02 (a) (Unaudited)
Operations:	
Net Investment Income (Loss)	$ 2,627
Net Realized Gain (Loss) on Investments	(1,732)
Net Change in Unrealized Appreciation (Depreciation) of Investments	(37,595)
Increase in Net Assets (resulting from operations)	(36,700)
Distributions to Shareholders:	
Net Income	-
Net Realized Gains	-
Total Distributions to Shareholders	-
Capital Share Transactions:	
Proceeds from Shares Sold	1,508,132
Dividends Reinvested	-
Cost of Shares Redeemed	(415,514)
Increase (Decrease) in Net Assets (resulting from capital share transactions)	1,092,618
Total Increase in Net Assets	1,055,918
Net Assets:	
Beginning of Year	-
End of Year [Including undistributed net investment income of $2,627]	$ 1,055,918
Shares of Capital Stock of the Fund Sold and Redeemed:	
Shares Sold	151,945
Shares Reinvested	-
Shares Redeemed	(42,075)
Net Increase (Decrease) in Number of Shares Outstanding	109,870

(a) For the period May 10, 2002 (commencement of operations) to June 30, 2002.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of capital stock outstanding throughout each period presented.

Timothy Plan Conservative Growth Portfolio Variable Series

	period ended (C) 6/30/02 (Unaudited)
Per Share Operating Performance:	
Net Asset Value, Beginning of Period	$ 10.00
Income from Investment Operations:	
Net Investment Income (Loss)	0.03
Net Realized and Unrealized Gain (Loss) on Investments	(0.42)
Total from Investment Operations	(0.39)
Less Distributions:	
Dividends from Net Investment Income (Loss)	-
Dividends from Realized Gains	-
Total Distributions	-
Net Asset Value at End of Period	$ 9.61
Total Return **(A)**	(3.90)%
Ratios/Supplimental Data:	
Net Assets, End of Period (in 000s)	$ 1,056
Ratio of Expenses to Average Net Assets:	
Before Reimbursement and Waiver of Expenses by Advisor	3.39% (B)
After Reimbursement and Waiver of Expenses by Advisor	0.85% (B)
Ratio of Net Investment Income (Loss) to Average Net Assets:	
Before Reimbursement and Waiver of Expenses by Advisor	(0.26)% (B)
After Reimbursement and Waiver of Expenses by Advisor	2.26% (B)
Portfolio Turnover	16.99%

(A) For Periods of Less Than One Full Year, Total Returns Are Not Annualized.
(B) Annualized.
(C) For the period May 10, 2002 (commencement of operations) to June 30, 2002.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF ASSETS AND LIABILITIES

As of June 30, 2002 (Unaudited)

Timothy Plan Strategic Growth Portfolio Variable Series

ASSETS

	amount
Investments in Securities at Value (identified cost $377,933) [NOTE 1]	$ 355,756
Receivables:	
Fund Shares Sold	291
Interest	15
Dividends	379
Due from Investment Advisor	3,073
Total Assets	**359,514**

LIABILITIES

	amount
Accrued Expenses	2,018
Total Liabilities	**2,018**

NET ASSETS

	amount
Net Assets	**$ 357,496**

SOURCES OF NET ASSETS

	amount
At June 30, 2002, Net Assets Consisted of:	
Paid-in Capital	$ 379,549
Undistributed Net Investment Loss	124
Net Unrealized Appreciation in Value of Investments	(22,177)
Net Assets	**$ 357,496**
Shares of Capital Stock Outstanding (No Par Value, Unlimited Shares Authorized)	38,702
Net Asset Value, Offering and Redemption Price Per Share ($357,496 / 38,702 Shares)	$ 9.24

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

For the period May 13, 2002 (commencement of operations) to June 30, 2002 (Unaudited)

Timothy Plan Strategic Growth Portfolio Variable Series

INVESTMENT INCOME

	amount
Interest	$ 39
Dividends	379
Total Investment Income	**418**

EXPENSES

	amount
Investment Advisory Fees [Note 3]	36
Transfer Agent Fees	56
Accounting Fees	2,000
Custodian Fees	600
Pricing Fees	500
Participation Fees	62
Miscellaneous Expense	138
Total Expenses	**3,392**
Expenses Waived by Advisor [Note 3]	(3,098)
Total Net Expenses	**294**
Net Investment Income (Loss)	**124**

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

	amount
Change in Unrealized Appreciation (Depreciation) of Investments	(22,177)
Net Realized and Unrealized Gain (Loss) on Investments	(22,177)
Increase (Decrease) in Net Assets Resulting from Operations	**$ (22,053)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Timothy Plan Strategic Growth Portfolio Variable Series

INCREASE (DECREASE) IN NET ASSETS

	period ended 6/30/02 (a) (Unaudited)
Operations:	
Net Investment Income (Loss)	$ 124
Net Change in Unrealized Appreciation (Depreciation) of Investments	(22,177)
Increase in Net Assets (resulting from operations)	(22,053)
Distributions to Shareholders:	
Net Income	-
Net Realized Gains	-
Total Distributions to Shareholders	-
Capital Share Transactions:	
Proceeds from Shares Sold	388,572
Dividends Reinvested	-
Cost of Shares Redeemed	(9,023)
Increase (Decrease) in Net Assets (resulting from capital share transactions)	379,549
Total Increase in Net Assets	357,496
Net Assets:	
Beginning of Year	-
End of Year [Including undistributed net investment income of $124]	$ 357,496
Shares of Capital Stock of the Fund Sold and Redeemed:	
Shares Sold	39,595
Shares Reinvested	-
Shares Redeemed	(893)
Net Increase (Decrease) in Number of Shares Outstanding	38,702

(a) For the period May 13, 2002 (commencement of operations) to June 30, 2002.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of capital stock outstanding throughout each period presented.

Timothy Plan Strategic Growth Portfolio Variable Series

	period ended (C) 6/30/02 (Unaudited)
Per Share Operating Performance:	
Net Asset Value, Beginning of Period	$ 10.00
Income from Investment Operations:	
Net Investment Income (Loss)	-
Net Realized and Unrealized Gain (Loss) on Investments	(0.76)
Total from Investment Operations	(0.76)
Less Distributions:	
Dividends from Net Investment Income (Loss)	-
Dividends from Realized Gains	-
Total Distributions	-
Net Asset Value at End of Period	$ 9.24
Total Return **(A)**	(7.60)%
Ratios/Supplimental Data:	
Net Assets, End of Period (in 000s)	$ 357
Ratio of Expenses to Average Net Assets:	
Before Reimbursement and Waiver of Expenses by Advisor	9.61% **(B)**
After Reimbursement and Waiver of Expenses by Advisor	0.85% **(B)**
Ratio of Net Investment Income (Loss) to Average Net Assets:	
Before Reimbursement and Waiver of Expenses by Advisor	(8.42)% **(B)**
After Reimbursement and Waiver of Expenses by Advisor	0.33% **(B)**
Portfolio Turnover	0.00%

(A) For Periods of Less Than One Full Year, Total Returns Are Not Annualized.
(B) Annualized.
(C) For the period May 13, 2002 (commencement of operations) to June 30, 2002.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Timothy Plan Conservative Growth Portfolio Variable Series
Timothy Plan Strategic Growth Portfolio Variable Series
June 30, 2002 (Unaudited)

Note 1 – Significant Accounting Policies

The Timothy Plan Conservative Growth Portfolio Variable Series and the Timothy Plan Strategic Growth Portfolio Variable Series (individually the "Fund", collectively the "Funds") were organized as a diversified series of The Timothy Plan (the "Trust"). The Trust is an open-ended investment company established under the laws of Delaware by an Agreement and Declaration of Trust dated December 14, 1993 (the "Trust Agreement"). The Conservative Growth Portfolio's primary objective is moderate long-term capital growth, with a secondary objective of current income only to the extent that the Timothy Funds in which the Conservative Growth Portfolio invests seek current income.   The Strategic Growth Portfolio's primary investment objective is medium to high levels of long term capital growth, with a secondary objective of current income only to the extent that the Timothy Funds in which the Strategic Growth Portfolio invests seek current income.   The Conservative Growth Portfolio seeks to achieve its investment objectives by investing primarily in the following Timothy Funds: Small Cap Value Fund, Large/Mid Cap Value Fund, Large/Mid Cap Growth Fund, Fixed Income Fund and the Money Market Fund.   The Strategic Growth Portfolio seeks to achieve its investment objectives by investing primarily in the following Timothy Funds: Small Cap Value Fund, Large/Mid Cap Value Fund, Large/Mid Cap Growth Fund, Aggressive Growth Fund and the Fixed Income Fund. Each Fund is one of one series of funds currently authorized by the Board of Trustees. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America for investment companies.

A. Security Valuation.

Each Fund purchases Class A Shares of the Timothy Funds at net asset value without any sales charges. With respect to securities owned by the Timothy Funds, securities listed or traded on a securities exchange for which representative market quotations are available will be valued at the last quoted sales price on the security's principal exchange on that day.   Listed securities not traded on an exchange that day, and other securities which are traded in the over-the-counter markets, will be valued at the last reported bid price in the market on that day, if any.   Securities for which market quotations are not readily available and all other assets will be valued at their respective fair market values as determined by the Adviser in conformity with guidelines adopted by and subject to the review of the Board of Trustees.   Short-term obligations with remaining maturities of 60 days or less are valued at cost plus accrued interest, which approximates market value.

B. Investment Income and Securities Transactions.

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Cost is determined and gains and losses are based on the identified cost basis for both financial statement and federal income tax purposes. Dividend income and distributions to shareholders are reported on the ex-dividend date. Interest income and expenses are accrued daily.

C. Net Asset Value Per Share.

Net asset per share of the capital stock of the Fund is determined daily as of the close of trading on the New York Stock Exchange by dividing the value of its net assets by the number of Fund shares outstanding.

D. Federal Income Taxes.

It is the policy of the Fund to comply with all requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

NOTES TO FINANCIAL STATEMENTS

Timothy Plan Conservative Growth Portfolio Variable Series
Timothy Plan Strategic Growth Portfolio Variable Series
June 30, 2002 (Unaudited)

E. Use of Estimates.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Purchases and Sales of Securities

The following is a summary of the cost of purchases and proceeds from the sale of securities, other than short-term investments, for the period May 10, 2002 (commencement of operations) for the Conservative Growth Portfolio and May 13, 2002 (commencement of operations) for the Strategic Growth Portfolio to June 30, 2002:

funds	purchases	sales
Conservative Growth Portfolio	$ 1,054,580	$ 70,295
Strategic Growth Portfolio	$ 345,000	$ -

Note 3 – Investment Management Fee and Other Transactions with Affiliates

Timothy Partners, LTD., ("TPL") is the investment Advisor for the Fund pursuant to an Amended and Restated Investment Advisory Agreement (the "Agreement") effective April 27, 2001. Under the terms of the Agreement, TPL receives a fee, accrued daily and paid monthly, at an annual rate of 0.10% of the average daily net assets of each Fund.

The Advisor has contractually agreed to reduce fees payable to it by the Funds and reimburse other expenses to the extent necessary to limit each Fund's aggregate annual operating expenses, excluding brokerage commissions and other portfolio transaction expenses, interest, taxes, capital expenditures and extraordinary expenses, to 0.85% of average daily net assets through May 1, 2004. As a result, the Advisor has waived a portion of their fee and reimbursed the Fund for expenses in excess of the limit in the amount of $2,945 for the Conservative Growth Portfolio and $3,098 for the Strategic Growth Portfolio for the period May 10, 2002 (commencement of operations) and May 13, 2002 (commencement of operations) to June 30, 2002, respectively.

Note 4 - Unrealized Appreciation (Depreciation)

At June 30, 2002, the cost for federal income tax purposes is and the composition of gross unrealized appreciation (depreciation) of investment securities is as follows:

funds	cost	app	dep	net app. / dep.
Conservative Growth	$ 1,088,889	$ -	$ (37,595)	$ (37,595)
Strategic Growth	$ 377,933	$ -	$ (22,177)	$ (22,177)



THE
TIMOTHY
PLAN®

1304 West Fairbanks Avenue
Winter Park, FL 32789

(800) TIM-PLAN
(800) 846-7526

Visit the Timothy Plan web site on the internet at:
www.timothyplan.com